UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 4-1-04

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-13184

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date: April 1, 2004

By: [signature]
Karen L. Dunfee
Corporate Secretary

teckcominco

2003 Annual Report






OPERATIONS AND PROJECTS


■ Coal
▲ Zinc
⊙ Copper
◇ Gold
Red Dog
FAIRBANKS
Pogo Project
Highland Valley Copper
Elk Valley Coal
VANCOUVER
Trail
Pend Oreille
Hemlo
Louvicourt
TORONTO
LIMA
RIO DE JANEIRO

ORE RESERVES
FINANCIAL STRENGTH
INTEGRITY
PEOPLE

Contents

1 The Company at a Glance
2 Highlights
3 Letter from Chairman
5 Letter from the CEO
8 Industry Awards
9 Markets
11 Use of Coal
12 Use of Zinc
13 The Importance of China
14 Exploration
15 Research and Development
16 Environment, Health and Safety

Management Discussion and Analysis
18 Financial Summary
19 Operations
27 Financial Review

37 Financial Statements
61 Comparative Ten Year Figures
62 Reserve and Resource Tables
64 Corporate Governance
66 Directors
68 Officers
IBC Corporate Information

Annual Meeting

The annual meeting of the shareholders will be held at 11:00 A.M., April 28, 2004 in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

- Coal
- Zinc Mining
- Copper
- Gold
- Refining



2003
REVENUE
$2.4 billion



2003
CASH OPERATING PROFIT
$523 million



2003
OPERATING PROFIT
$305 million

Coal

2003 Revenue	2003 Operating Profit
$547 million	$95 million

The Elk Valley Coal Partnership, formed in 2003, operates six coal mines in western Canada and is the second largest shipper of seaborne metallurgical coal in the world. Managed by Teck Cominco, which holds a 41% economic interest in the partnership, these mines are expected to supply 25 million tonnes of metallurgical coal to customers around the world in 2004.

Zinc

2003 Revenue	2003 Operating Profit
$1,326 million	$96 million

Teck Cominco operates the Red Dog mine in Alaska, the largest zinc mine in the world, under an agreement with the NANA Regional Corporation Inc., and is a 22.5% partner in the Antamina copper, zinc mine in Peru, which is the third largest zinc concentrate producer in the world. Teck Cominco also produces refined zinc and lead as well as specialty metals from its Trail metallurgical complex in British Columbia and refined zinc from its 85%-owned Cajamarquilla operation in Peru.

Zinc revenue includes $982 million from refining and $344 million from mining. Operating profit includes $46 million from refining and $50 million from mining.

Copper

2003 Revenue	2003 Operating Profit
$394 million	$83 million

Teck Cominco's copper production comes from its 64%-owned Highland Valley Copper mine (to be increased to 97.5% in 2004) in British Columbia, a 25% interest in the Louvicourt mine in Quebec, and its 22.5% interest in the Antamina mine. Antamina's results are included under copper, which represents its largest revenue component.

Gold

2003 Revenue	2003 Operating Profit
$143 million	$31 million

Teck Cominco produced 268,000 ounces of gold in 2003 from its 50%-owned Williams and David Bell mines in the Hemlo camp in Ontario. The company intends to begin construction of the 40%-owned Pogo mine in Alaska during 2004, with planned gold production of 500,000 ounces in the first full year of operation scheduled to begin in 2006.

REVENUE ($millions)


3000
2500
2000
1500
1000
500
0
622
1206
2379
2187
2410
1999
2000
2001
2002
2003

CASH FLOW ($millions)


500
400
300
200
100
0
110
239
418
201
338
1999
2000
2001
2002
2003

NET EARNINGS ($millions)
(before unusual items)


160
120
80
40
0
45
85
101
30
108
1999
2000
2001
2002
2003

Coal

- Formation of Elk Valley Coal Partnership increased Teck Cominco's effective share of metallurgical coal production capacity to 10.25 million tonnes (2002 production was 6.9 million tonnes including Bullmoose).

- Bullmoose mine closed in March 2003 as reserves exhausted after 20 years of successful production.

Zinc

- Red Dog zinc, lead mine produced operating profit of $50 million compared with a loss of $28 million in 2002.

- Construction of the Pend Oreille zinc, lead mine completed on budget at year-end.

Copper

- Improved results from Antamina and Highland Valley mines, and interest in Highland Valley increased to 97.5% after year-end. Copper production in 2004 expected to exceed 500 million pounds.

Gold

- Permitting of the Pogo gold project in the final stages, and sale of Los Filos gold property for gain of $41 million.

Earnings

- Earnings before unusual gains of $108 million a record for the company.

Balance Sheet

- Debt reduction of $495 million with $277 million in repayments and $218 million from restatement of U.S. dollar debt.

FINANCIAL SUMMARY

($ millions, except per share data)	2003	2002
Revenue	$ 2,410	$ 2,187
Cash operating profit		
Coal	$ 118	$ 128
Smelting and refining (including power sales)	100	82
Zinc	108	54
Copper	148	82
Gold	49	36
Total	$ 523	$ 382
Net earnings (before unusual items)	$ 108	$ 30
Net earnings (after unusual items)	$ 149	$ 30
Earnings per share (before unusual items)	$ 0.57	$ 0.15
Earnings per share (after unusual items)	$ 0.79	$ 0.15
Capital expenditures	$ 162	$ 187
Cash flow from operations	$ 338	$ 201
Net debt to net debt plus equity	29%	26%



NORMAN B. KEEVIL
Chairman

2003 was a good year for Teck Cominco. With the creation of the Elk Valley Coal Partnership as of March 1 we now operate the second largest producer of metallurgical coal in the world, adding to our position as the world's largest miner of zinc. Earnings of $108 million before non-recurring gains were the highest in our history, and the outlook for our main products appears to be good.

The last few years have been active ones which have seen the company strengthened by three significant moves, beginning with the successful construction of the Antamina copper, zinc mine in Peru. Antamina, in which we hold a 22.5% partnership interest, is now the third largest zinc and seventh largest copper mine in the world.

The merger of Teck and Cominco was completed and the integration of the people and operations of the two predecessor companies has proceeded smoothly. While the benefits may not have been immediately apparent during two years of unusually weak zinc prices, that period is behind us and we can look ahead with optimism.

The consolidation of all of Canada's met coal producers into a single partnership, managed by Teck Cominco, has been an objective of ours for some time, and provides us with a significant increase in our share of coal production and a second set of world class operations to balance our position in zinc. It has also proven to be timely, with demand for met coal increasing and prices strengthening for the coming year.

STRATEGY

These moves fit our strategy, which is based upon the four cornerstones of a successful mining company being quality ore reserves, financial strength, professional integrity and people.

Our focus is to upgrade continuously our reserve base, both in quality and longevity, and we have done this consistently over the years through acquisition, exploration and development. In particular, our position in coal and zinc is now among the strongest in the world.

Our other principal operating interests are in copper and gold. I mentioned Antamina, and we also have just increased our interest in Highland Valley Copper from 64% to 97.5% by acquiring the position previously held by BHP Billiton. Given the appropriate opportunity we would like to increase our position in copper further.

Our gold production is relatively modest compared with the major pure gold companies. However, gold has been a useful hedge for us against the falling U.S. dollar and consequent rise in the Canadian dollar. Our strategy in gold will be to continue exploring for it, given our historic success, to develop new deposits such as Pogo that meet our size criteria, and to sell off smaller discoveries that don't.

Financial strength is essential, to be able to weather cyclical downturns as well as to take advantage of opportunities which may occur in such times, and it is worth noting that after several very active years we ended 2003 with one of the lowest debt-equity ratios in the industry.

Professional integrity and excellence is another cornerstone of our strategy, and our Charter of Corporate Responsibility and Code of Ethics are described on our website.

This also manifests itself in our commitment to be "the partner of choice" with other people in the business, both in junior exploration and senior mining companies. Most of our operations are joint ventures, with companies like Noranda, Barrick, BHP Billiton, Sumitomo, Mitsubishi and Fording, and we believe that satisfied partners are the route to new opportunities in the future.

Finally, people make this come together, and I have been fortunate to have been able to work with an outstanding team of professionals over the years, past and present, who share these goals and have helped to achieve them. On behalf of the Board, I would like to thank all of the Teck Cominco people who have worked and are working every day to make this a great company.

OUTLOOK

The outlook for our business is good, quite possibly the best in our history, with a number of quality, long life operations forming the base and with markets for all of our products showing strength.

China in particular is having a major influence on markets for copper, zinc and coal, and if this continues, along with economic progress in other parts of the world, demand may be such that it will test the ability of existing producers to supply it. We have included a brief overview of China's growing demand for metals and coal in this report.

In closing, I would like to congratulate David Thompson on being named Developer of the Year by the Prospectors and Developers Association, a well-deserved recognition of his contributions both to Teck Cominco and the industry.

On behalf of the Board,

Norman B. Keevil
Chairman
February 20, 2004



DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer

2003 was a year of profit recovery for Teck Cominco. Earnings rose from $30 million last year to $149 million, including a profit of $41 million from the sale of the Los Filos gold property. Earnings in the fourth quarter of $66 million were the highest quarterly earnings since the merger and contributed to the highest ever full year earnings of $108 million, both excluding the gain from Los Filos.

Prices in U.S. dollars improved for all our major products except for coal. However, as a result of the appreciation of the Canadian dollar, prices expressed in Canadian dollars for copper and gold rose by only 2% and 5%, whilst the price of zinc and coal fell by 5% and 10% respectively.

OPERATIONS

The improvement in earnings was driven by a substantial increase in operating profits which rose from $183 million in 2002 to $305 million in 2003. The most dramatic change was at Red Dog where profit improved by $78 million from a loss of $28 million to an operating profit of $50 million, as a result of the increase in price of zinc, lower treatment charges, and a $6 million reduction in operating costs.

The Elk Valley Coal Partnership was the largest single contributor to operating profits. Teck Cominco's 35% interest in the Partnership produced operating profits of $77 million in the ten months since its formation on March 1, 2003.

Antamina successfully met its completion tests as at July 1, 2003. Our guarantee of US$265 million for our 22.5% share of the project debt was removed and the loan became non-recourse. Antamina contributed $26 million to operating profits in the six months since our investment has been fully consolidated.

Highland Valley had a successful year and operating profits rose from $35 to $56 million, mainly as a result of higher copper and molybdenum prices. The profits from our 50% interest in the Hemlo gold mines improved from $20 to $31 million, although gold production remained static at 268,000 ounces.

The appreciation of the Canadian dollar and the fall in treatment charges adversely affected the profitability of Trail's smelting and refining operations. Operating profits rose from $23 to $28 million but this was the result of higher power prices and volumes which more than compensated for the decline in earnings from the metal operations. The Cajamarquilla refinery produced a record tonnage of zinc in 2003 and increased operating profits. In the previous year, Cajamarquilla had been closed for three months due to the world surplus of zinc metal.

ACQUISITIONS AND DIVESTMENTS

The major acquisition in 2003 was the purchase of an initial 41% direct and indirect interest (see page 20) in the Elk Valley Coal Partnership. This was accomplished by contributing the Elkview mine to the Partnership and investing a total of $275 million in the Partnership and in the units of the Fording Canadian Coal Trust. The merger of the assets and the employees of Fording, Luscar and Teck Cominco was successfully accomplished during 2003, and by the year-end all borrowings to finance this investment had been repaid.

In November 2003, the company purchased the closed Lennard Shelf mine in Australia for $26 million. In 2002 this mine had been the sixth largest producing zinc mine in the world. Although the remaining reserves and resources will provide a relatively short life, the area is prospective and a significant exploration program will be carried out in 2004.

The company's 70% interest in the Los Filos property was sold for US$48 million. The company continues to own a 78% interest in the nearby Morelos gold property and exploration will continue in 2004, given the excellent exploration results last year.

On January 29, 2004 the company announced its intention to exercise its right of first refusal on the 33.6% interest in Highland Valley Copper owned by BHP Billiton at a cost of US$73 million. This purchase, which is effective from January 3, 2004 will increase the company's copper production by 28%. After this transaction has been completed, the company will own 97.5% of Highland Valley Copper.

SAFETY AND ENVIRONMENT

The company continued to improve its overall safety performance in 2003, reducing its accident frequency rate to less than one accident for every 200,000 hours worked. We deeply regret two fatal accidents at the Greenhills and Antamina mines.

The current status of the company's offer to fund the program of studies to resolve environmental concerns along the Columbia River in the United States is detailed in the Environment, Health and Safety Report on page 16. The company's policy on historic mining and refining practices that may have affected the environment is that, if real damage has been caused and there is an effective remedy, then the company will pay to remediate that damage. Thus, we have offered to pay all the costs for studies on Lake Roosevelt estimated at US$13 million and we are ready to enter voluntarily a legally binding agreement on this matter with the U.S. Environmental Protection Agency.

OBJECTIVES

The performance of the company in the achievement of the 2003 objectives is shown in the insert. The principal objectives for 2004 are:

- To achieve an operating profit of $150 million at Red Dog mine in 2004 at a zinc price of 45 cents per pound.
- To generate synergies at Elk Valley of at least $50 million per year by the end of the 2004 coal year (March 31, 2005).
- To complete the purchase of the 33.6% interest in Highland Valley Copper and to repay the purchase price of US$73 million by December 2004.
- To generate a new income source by means of exploration, development or acquisition during 2004.

PERFORMANCE IN 2003

2003 Objectives	2003 Results
To generate a profit at the Red Dog Mine of $10 million per quarter by the fourth quarter of 2003 at a zinc price of 35 cents per pound.	**Achieved** At a zinc price of 35 cents per pound, it is estimated the Red Dog mine would have earned $10 million in the fourth quarter. Operating profit was $51 million in the fourth quarter with an average zinc price of 43 cents.
To generate an operating profit at Trail of $40 million in 2003.	**Not Achieved** Operating profits at Trail rose from $23 million to $28 million, but the 18% appreciation of the Canadian dollar and lower treatment charges prevented the achievement of this target.
Completion of the Pend Oreille mine at the end of 2003.	**Achieved** The mine was completed on time and within the budget of US$74 million.
Complete the permitting of the Pogo gold mine by the end of 2003.	**Not Achieved** All permits except one had been issued by the end of 2003. The final EPA permit is expected in the first quarter of 2004 and construction will then commence.
To reduce the balance outstanding on the $275 million loan incurred to purchase the investment in the Fording Canadian Coal Trust and the Coal Partnership to not more than $150 million by the end of 2003.	**Achieved** The loan required to make the investment in the coal operation was repaid in full by the end of 2003.

OUTLOOK

The demand for base metals is increasingly dominated by the prospects for growth in China, which is now the largest single market for most base metals, including zinc and copper. The rapid expansion in China's refining industry and in China's domestic demand for metals has led to a very strong market for both copper and zinc concentrates. It is expected that this demand will continue in 2004 and thus treatment charges for both types of concentrate are expected to remain extremely low. The outlook for metal prices is expected to remain firm, especially for copper. There is still surplus zinc metal inventory in the west but a deficit is projected for 2004 which should lead to further improvement in prices later in the year.

The metallurgical coal market is experiencing high and rising demand and this had led to contractual prices for the new coal year beginning April 1, 2004 increasing by 20% over last year's U.S. dollar price. The price of gold appears to be influenced by the relative weakness of the U.S. dollar against the other major currencies. Thus, if this weakness continues, gold prices are likely to remain firm. The outlook for our major products is therefore very promising and should result in further increases in earnings and cash flow in 2004.

I would like to thank all of our employees for the contribution that they have made to the greatly improved results in 2003 and to express my appreciation to Bryan Morris who retired as Vice President, Business Development after 26 years of service with our company.

David A. Thompson
Deputy Chairman and
Chief Executive Officer
February 20, 2004



David A. Thompson, Deputy Chairman and Chief Executive Officer (left) and Dr. Norman B. Keevil, Chairman at the Canadian Mining Hall of Fame Dinner in January 2004.

Early in 2004 two Teck Cominco executives received significant awards recognizing their contributions to the mining industry in Canada.

Norman B. Keevil, CEO of Teck Corporation prior to the merger with Cominco Ltd. and now Chairman of Teck Cominco, was inducted into the Canadian Mining Hall of Fame.

Dr. Keevil joins Norman B. Keevil Sr. and Robert E. Hallbauer, previous inductees from Teck, along with Bill James, who served for many years on Teck's Board of Directors, as members of this prestigious group. The citation, which can be found in full on our website, refers to Dr. Keevil as *"a shrewd dealmaker with an uncanny ability to recognize emerging situations in their early stages ...", "... the reputation of dealing fairly with prospectors and junior mining companies. His pursuit of win-win scenarios has made Teck the 'Partner of Choice' for many of them"*, and *"His business acumen, vision and leadership, relating to mining industry and broad-based community issues as well as his own company, have produced a remarkable inductee for the CMHF."*

David A. Thompson was awarded the Viola R. MacMillan award as Developer of the Year by the Prospectors and Developers Association of Canada.

This award is given to a person who has demonstrated leadership in management and financing for the exploration and development of mineral resources. Mr. Thompson was recognized *"for his role in merging Teck Corporation and Cominco Ltd. into one of Canada's major mining companies with a global reach and for his work in organizing the Elk Valley Coal Partnership. His contribution to Teck Cominco over almost twenty-five years has been immeasurable."*

Teck Cominco's Board of Directors and employees join together in congratulating Norman and David. Their work has resulted in a company which has a proud past and is positioned to continue its growth in an industry which contributes greatly to Canada.

Robert J. Wright
Deputy Chairman and Lead Director



COAL

Demand for metallurgical coal strengthened in 2003 as global crude steel production increased 7%. Inventories of metallurgical coal held by integrated steel mills and coke producers fell throughout the year.

Negotiations concluded at the end of 2003 resulted in a 20% increase in the average prices for our products to US$51 per tonne for the 2004 coal year (April 1 to March 31, 2005).

China had a major impact on the metallurgical coal market in 2003. China's exports fell slightly and its imports rose tenfold from 256,000 tonnes in 2002 to 2,600,000 tonnes in 2003. China's demand for hard coking coal will continue to grow as steel production is forecast to increase by as much as 20 million tonnes per year for the next few years.

Additional production of hard coking coal is coming on stream in Australia in 2004 but this will be offset by closures of Canadian mines, operating difficulties in Australia and the U.S.A., lower production in Europe and reduced availability of coke and coal from China.

ZINC

Zinc consumption in the Western World showed nominal growth of 0.7% in 2003. Consumption in the U.S. was down by 6% due to a fall in both construction and auto production, although it showed signs of strengthening late in the year.

Inventories of zinc on the London Metal Exchange (LME) rose by 89,200 tonnes to 740,400 tonnes during 2003. Total refined inventories (LME, Producer, Consumer & Merchant) rose slightly to 1.7 times the normal level (considered to be five weeks of Western World consumption) at the end of 2003.

China again was a major factor in the zinc market. In 2003, it imported 390,000 tonnes of zinc contained in concentrates, similar to that in 2002. Growth in China's consumption of refined zinc has been greater than its growth in production; as a result China's net exports of refined zinc fell in 2003 by 90,000 tonnes to 315,000 tonnes.

Prices rose throughout the year, starting at US$0.34 per pound and finishing at US$0.45 per pound. The average price in 2003 was US$0.38 per pound, up 7% from US$0.35 per pound in 2002.

The low price combined with lower treatment charges meant revenues fell for zinc refineries in 2003. As a result, three refineries closed permanently during the year and two closed temporarily. With mine closures in 2003, the concentrate market is expected to remain tight and continue to put downward pressure on both refined production and treatment charges in 2004.

COPPER

Western World refined consumption fell by 1% in 2003 after a 2% fall in 2002. Consumption fell by 5% in the U.S., the world's second largest consuming area.

In China, the world's largest consumer of refined copper, net imports of concentrates rose 30% to 782,000 tonnes of contained copper while net imports of refined copper rose 18% to 1,302,000 tonnes.

ZINC PRICE AND INVENTORY (LME)


US Cents/lb
Thousands Metric Tonnes
60
55
50
45
40
35
30
800
700
600
500
400
300
200
100
Cash Price
Inventory
1999
2000
2001
2002
2003

COPPER PRICE AND INVENTORY (LME)


US Cents/lb
Thousands Metric Tonnes
110
100
90
80
70
60
50
1100
1000
900
800
700
600
500
400
300
200
Cash Price
Inventory
1999
2000
2001
2002
2003

GOLD AVERAGE PRICE (LONDON P.M. FIX)


US $/oz
$450
$400
$350
$300
$250
$200
1999
2000
2001
2002
2003

Inventory levels on the LME and COMEX fell 530,000 tonnes ending the year at 687,000 tonnes. Total refined inventories (LME, COMEX, Producer, Consumer & Merchant) were 1.3 times the normal level of five weeks of Western World consumption at the end of the year.

Prices rose throughout the year, starting the year at US$0.71 per pound and finishing at US$1.05 per pound. The average price in 2003 was US$0.81 per pound, up 14% from US$0.71 per pound in 2002.

As a result of mine production cuts in prior years, the concentrate market has remained tight, resulting in announcements of global cutbacks by refineries, and refined production in the Western World fell for the second consecutive year. Along with higher exports of refined copper to China this resulted in tight supply and higher metal prices.

GOLD

The gold price started the year at US$344 per ounce and finished up 21% at US$416 per ounce. The average for 2003 was US$363 per ounce, compared with 2002's average of US$310 per ounce.

Drivers of the price in 2003 were increased investment as well as continued weakness in the U.S. dollar.

Total mine production grew marginally in 2003 by 0.4% to 2,601 tonnes, while increases occurred in supply from official sector sales and from increased scrap flows due to higher prices.

Total demand rose by 4% in 2003 as a result of higher implied investment as all other areas of demand (jewellery, bar hoarding and producer de-hedging) fell.

GLOBAL METALLURGICAL COAL USAGE


China 36%
Asia 24%
Europe 30%
S. America 5%
USA 4%
Others 1%

HARD COKING COAL EXPORTS


Australia 56%
Canada 21%
USA 14%
China 8%
Poland 1%

Coal is formed when decaying organic material is covered by a layer of sediment and subjected to metamorphic geological forces over millions of years. The weight of overlying formations forces out hydrogen and oxygen and leaves a carbon-rich material known as coal.

Coals are classified as lignite, sub-bituminous, bituminous and anthracite depending upon the amount of carbon, moisture and heat value. Coking coal, also known as metallurgical coal, comes largely from the bituminous rank and that used for generation of electricity, or thermal coal, from the lower lignite and sub-bituminous ranks.

Metallurgical coal is a key component of most steel making processes, other than that produced in electric furnaces. The coal is first converted into coke, a solid mass of nearly pure carbon formed by heating bituminous coking coal to 1100°C in an airtight coke oven. This is then blended with iron in a furnace to produce steel. It takes about half a tonne of coal to produce one tonne of steel.

Each coal seam is different and the suitability of different coals for steel making is measured by a number of criteria including coking strength, fluidity and ash and impurity content. It is common for both coal producers and consumers to blend various coals to create a mixture which is suitable for particular steel plants.

The Elk Valley Coal Partnership produces four separate brands of coking coal, with shipments tailored to the needs of specific customers.

China is the largest single consumer of metallurgical coal for use in its growing primary steel industry. Canada is the second largest exporter, after Australia, to the world metallurgical coal market.

FIRST USE


Galvanizing 53%
Sheet 7%
Brass 16%
Die Cast 13%
Oxides & Chemicals 7%
Miscellaneous 4%

END USE


Construction 45%
Transportation 25%
Consumer Products 10%
Industrial Machinery 10%
Other 10%

Zinc is the third most used non-ferrous metal in the world, after aluminum and copper. Its primary and fastest growing use is as a coating on iron and steel to protect against corrosion, referred to as galvanizing.

Zinc can also be alloyed with copper to produce brass, used in countless mechanical, electrical and decorative applications. Die-cast zinc is widely used in diverse applications ranging from automotive parts and household appliances to components for telecommunication and aerospace systems. Other uses for zinc include sheet in architectural applications and oxide in paints, rubber and batteries.

Galvanizing's principal uses are in construction and automobiles. Zinc makes the average car last longer, using 17 pounds of zinc to protect it from rust. Another 20 pounds is used to make zinc die-cast parts like door handles and locks, and each tire contains about one-half of a pound of zinc as oxide.

In the galvanizing process, fabricated steelwork or steel components are dipped into a bath of molten zinc, forming a coating of an alloy of zinc and steel on the surface of the workpiece. This coating fuses to the steel rather than forming a separate coating. The zinc-rich galvanized surface forms a hard, outer barrier to the environment. Even when there is surface damage, the zinc provides protection for the steel by its cathodic action.

Galvanizing has a sound track record with service life ranging up to 100 years in some cases. New uses for zinc such as galvanized steel studs to replace wood studs in residential housing and in zinc fuel cells provide increased growth potential.

Zinc consumption totalled 9.6 million tonnes in 2003, with the largest portion being consumed in Asia (46%). Of that almost half or 20% of total world consumption was in the growing market of China. On a per capita basis, however, zinc consumption in China is still well behind that of Western European nations, Japan and North America and still has room to grow.



CHINA'S SHARE OF GLOBAL COMMODITY CONSUMPTION


35%
30%
25%
20%
15%
10%
5%
0%
Iron Ore
Steel
Copper
Zinc

CRUDE STEEL PRODUCTION


million tonnes
240
220
200
180
160
140
120
100
1999
2000
2001
2002
2003
China
Asia Other
European Union
North America

POPULATION


millions
1,400
1,200
1,000
800
600
400
200
0
China
India
North America
European Union
Japan & Korea

CONSUMPTION OF ZINC & COPPER PER CAPITA


pounds per person
35
30
25
20
15
10
5
0
China
India
North America
European Union
Japan & Korea
Copper
Zinc

CHINA: A GROWING CONSUMER

China's economic growth rate has averaged a spectacular 9% per year for the last decade and it now is the second largest economy in the world next to the United States.

A modernizing economy requires metals, and China's consumption of copper and zinc has increased fourfold over the last decade. China now accounts for between 20% and 33% of global use of iron ore, steel, copper and zinc.

China has been the largest steel producing country in the world since 1996 and in the past year has grown to surpass even many regional trading blocks such as NAFTA and the European Union.

Steel production is closely associated with consumption of two of Teck Cominco's main products, metallurgical coal in the steelmaking process and zinc for galvanizing steel products.

In addition to these commodities Teck Cominco also sells zinc and lead concentrates into the China market.

Despite this rapid growth, the intensity of use of metals is still relatively low in China compared with more developed economies.

The sheer size of the population and demand for higher living standards in China, as well as in other growing economies such as India, may put a strain on the ability of existing producers to meet future demand.

China's growth rate may slow and it can also be expected to try to develop additional internal sources of supply, but China seems likely to be a significant factor in the base metals and coal businesses for the foreseeable future.



Drilling at Morelos property, Mexico. Results in 2003 include 40 g/t gold over 9 metres.



FRED S. DALEY
Vice President, Exploration



JON A. COLLINS
Vice President, Exploration Business Development



JOHN F.H. THOMPSON
Chief Geoscientist

Teck Cominco is engaged in exploration for copper, zinc, gold, nickel and diamonds. Direct exploration expenditures in 2003 amounted to $30 million. In copper, the main focus is on large, open-pit, oxide or leachable targets in Mexico, Chile and Peru, as well as copper-gold targets in Chile, Peru and Australia. Several encouraging projects, including new acquisitions, will be drilled in 2004. In zinc, exploration is focused on drill stage oxide targets in Mexico, Namibia and Turkey.

Exploration for gold is ongoing in Canada, the U.S., Mexico, Argentina, Peru, Chile and Australia. Drilling on the Morelos Norte concession in Mexico in 2003 discovered two new areas of mineralization: Los Guajes West and El Limon Sur. Further drilling is planned on these and other zones before completing a revised resource estimate in 2004.

An additional $4 million of indirect exploration expenditures was invested in several select junior exploration companies, including Wolfden Resources Inc., which is exploring the High Lake copper-zinc-gold project in Nunavut, and Diamonds North Resources Ltd., which is exploring for diamonds on Victoria Island in Nunavut and the Northwest Territories. Based on encouraging 2003 results, Teck Cominco will remain involved in both projects in 2004.

In addition, Teck Cominco assigned a number of exploration prospects to outside companies in 2003. Total third party expenditures on all Teck Cominco farm-out properties amounted to approximately $12 million in 2003, including Northern Dynasty's advanced stage program on Teck Cominco's Pebble copper property in Alaska.

The company also sold its 70% interest in the Los Filos gold project in Mexico for US$48 million during the year.

The company continues to evaluate and aggressively pursue quality projects worldwide through its 11 exploration offices and its Exploration Business Development Group.

At the Elkview mine, early test work by the Elk Valley Coal Partnership has indicated the potential for the development of natural gas from coal. Although in its infancy in Canada, natural gas from coal is a rapidly growing source of supply in the U.S. Further exploration is planned for 2004.



Susan Stocker, CESL pilot plant superintendent, Vancouver.



Douglas H. Magoon
General Manager, Product Development

Teck Cominco supports university research and education through the Teck Chair in Exploration Geophysics at the University of Toronto, the Norman B. Keevil Chair in Mineral Exploration and the Industrial Research Chair in Hydrometallurgy at the University of British Columbia, the NSERC Chair in mineral processing at McGill University and a Canadian Mining Chair at the Universidad Catolica de Chile.

The company also carries out research and development activities in mineral processing and refining through its Corporate Research Group at Trail, which has developed the patented HydroZinc™ process for leaching sulphide ores; the Product Development Group at Trail, which is developing markets for low alpha lead in high performance computer chips and for germanium in plastics and electronics; in technical services related to its refined products at its Product Technology Centre in Ontario; and in hydrometallurgy through its CESL unit in Richmond, British Columbia.

The proprietary CESL hydrometallurgical process is an alternative to historic pyrometallurgical processes for the treatment of nickel, copper and copper-gold concentrates, with lower capital costs, better environmental characteristics and the ability to treat concentrates containing deleterious elements such as fluorine, arsenic and bismuth more effectively than conventional smelters.

Pilot plant programs were undertaken with Compania Vale do Rio Doce (CVRD) on concentrates from its Alemao property in Brazil as part of a feasibility study for construction of a 10,000-tonne per year prototype plant.

ENVIRONMENT, HEALTH AND SAFETY



DOUGLAS H. HORSWILL
Senior Vice President, Environment and Corporate Affairs



MICHEL P. FILION
Vice President, Environment

Teck Cominco's commitment to responsible practices in the environmental, safety, health and community relations aspects of its business is set out in its corporate Charter and Code of Business Practices for Environmental Health and Safety which are posted on the company website.

Teck Cominco, through its U.S. subsidiary, Teck Cominco American Incorporated, has been attempting to negotiate an agreement with the Environmental Protection Agency of the United States (EPA) regarding human health and ecological risk assessment studies of metals deposition in Lake Roosevelt sediments. Negotiations remain at a standstill. In January 2004, the Government of Canada indicated formally to the United States that it was concerned about the potential implications of cross border application of domestic legislation and the precedent this could set. Teck Cominco remains ready to negotiate with the EPA on the basis of its original offer.

At the Red Dog mine in Alaska, the company spent US$4 million in 2003 on improvements to the dust collection capabilities in ship loading which raised performance to a level equal to the best in the world. The total expenditure on dust control improvements at the port over the last three years is approximately US$16 million.

At the Elkview coal mine the new dust suppression system at the in-pit crusher brought that dust source fully into compliance with all environmental legislation. Improvements were also recorded in air emission reductions at the Cajamarquilla refinery in Lima, Peru and at the Trail metallurgical facility in British Columbia. All these advances in environmental performance are consistent with the company's philosophy of continual improvement.

The company upgraded the environmental management systems at all operations toward the objective of compliance with the standards of ISO 14001. The new comprehensive environment, health and safety (EHS) management standards which the company adopted early in the year guide this work.

Fording River, the largest coal mine in the Elk Valley Coal Partnership, has been certified as compliant with ISO 14001.

The company was awarded the Canada Post Award for Literacy, Business Leadership in recognition of Trail's on-site educational support facility, The Learning Centre.

The company received the British Columbia citation for Excellence in Reclamation for the work underway at the Quintette coal mine.

Health and safety performance improved across the company with the overall accident frequency level reaching 0.96 lost-time accidents per 200,000 hours worked. The Highland Valley Copper mine earned first place in zone, provincial and western regional mine rescue competitions as well as first place in the Canadian Society of Safety Engineers first aid competition. The Elkview mine won first place in its zone first aid competition.

Teck Cominco Health & Safety Statistics

	2000	2001	2002	2003
Lost-time Accidents	186	105	89	83
Fatalities	1	2	2	2
Frequency*	2.4	1.7	1.1	0.96
Severity**	137.3	240.5	186.7	95.46

* Frequency - lost-time accidents per 200,000 hours worked
** Severity - days lost per 200,000 hours worked (excluding contractors)

Safety performance this year was marred by two fatalities. One occurred at the Elk Valley Coal Partnership's Greenhills operation where a worker died after sustaining injuries during a truck accident in the pit. The second fatality occurred at Antamina when a contractor was fatally injured during construction of the decant tunnel. Our condolences go out to the families and friends of both individuals involved. Our intent is to achieve zero injuries and we have studied both of these incidents to determine how any similar occurrence can be prevented across the company.

An explosion occurred at the Kivcet facility in Trail in January 2004, due to moisture infiltrating the molten metal bath. Fortunately there were no injuries and an investigation into the cause of the accident was initiated immediately. It is anticipated that full operation of the Kivcet facility will resume before the end of March.

Further details of Teck Cominco's progress in the areas of environment, health, safety and community relations can be found in the company's Sustainability Report available at www.teckcominco.com/environment/sustain.htm.

Corporate Safety and Environment Objectives 2003 and 2004

Goal	Result 2003	Objective 2004
Lost-time accident frequency less than 1.0 per 200,000 hours worked.	Achieved. LTA reduced from 1.14 to 0.96 per 200,000 hours worked.	Lost-time accident frequency less than 0.95 per 200,000 hours worked.
No fatalities.	Not Achieved. Two fatalities, one at Antamina (contractor) and the other at Greenhills (employee).	No fatalities.
No environmental enforcement actions.	Achieved. However, the 2002 diesel spill at Polaris resulted in a fine of $30,000 being paid in 2003.	No environmental enforcement actions.
No significant environmental incidents.	Achieved.	No significant environmental incidents.
Complete implementation of ISO conformant Environmental Management Systems (EMS) at all major sites.	Achieved at Cajamarquilla, Red Dog, Pogo (construction) and Fording River. In progress at Trail and Coal Mountain.	Complete ISO conformant EMS implementation at Trail, Coal Mountain and ISO 14001 certification at Red Dog.



JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer



HOWARD C. CHU
Controller

This discussion and analysis of financial position and results of operations of Teck Cominco Limited is prepared as at February 20, 2004, and should be read in conjunction with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2003. In this discussion, unless the context otherwise dictates, a reference to Teck Cominco or the company refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and a reference to Teck Cominco Metals or to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company's Annual Information Form, is available on SEDAR at www.sedar.com.

FINANCIAL SUMMARY

Net earnings for the year ended December 31, 2003 were $149 million, or $0.79 per share, compared with net earnings of $30 million or $0.15 per share in 2002 and a loss of $21 million in 2001.

Net earnings in 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property. Net earnings before the gain were $108 million, substantially higher than 2002 due mainly to higher zinc, lead, copper and gold prices, which rose significantly in the fourth quarter of 2003. The weaker U.S. dollar partially offset the effect of higher metal prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.45 in 2003 compared with 1.57 in 2002.

The loss in 2001 was due to the recording of asset valuation writedowns of $122 million on an after-tax basis. Net earnings before the writedowns were $101 million in 2001, with significant earnings from power sales in the year as a result of unusually high power prices. Metal prices in 2001 were generally higher compared with 2002 and lower compared with 2003.

Cash flow from operations, before changes to non-cash working capital items, was $338 million compared with $201 million in 2002 and $418 million in 2001. The higher cash flow in 2003 compared with 2002 was due mainly to higher operating profits as a result of stronger metal prices. Cash flow in 2001 was higher than 2002 because of significant profits from power sales at Trail, which generated 55% of the company's total operating profit.

FINANCIAL DATA

($ millions, except per share data)	2003	2002	2001
Earnings and Cash Flow			
Revenue	$ 2,410	$ 2,187	$ 2,379
Operating profit (after depreciation)	$ 305	$ 183	$ 402
Earnings before unusual items	$ 108	$ 30	$ 101
Net earnings (loss)	$ 149	$ 30	$ (21)
Cash flow from operations	$ 338	$ 201	$ 418
Earnings (loss) per share	$ 0.79	$ 0.15	$ (0.17)
Diluted earnings (loss) per share	$ 0.76	$ 0.15	$ (0.17)
Dividends per share	$ 0.20	$ 0.20	$ 0.20
Capital expenditures	$ 162	$ 187	$ 346
Investments	$ 297	$ 18	$ 313
Balance Sheet			
Total assets	$ 5,267	$ 4,958	$ 5,133
Long-term debt	$ 1,045	$ 933	$ 1,005
Shareholders' equity	$ 2,505	$ 2,520	$ 2,540
Net debt to net debt plus equity	29%	26%	25%
Shares outstanding (millions)	186.5	184.5	184.5

The company increased its debt position by $255 million in the first quarter of 2003 when it acquired a 35% interest in the Elk Valley Coal Partnership and a 9.1% interest in the Fording Canadian Coal Trust. In July 2003 the company began consolidating its $360 million share of Antamina's project debt. Despite these debt increases, the company's net debt (total debt less cash) at December 31, 2003, excluding the Inco Exchangeable debentures, was $1.01 billion, an increase of $139 million from the beginning of the year. Total debt was reduced by $277 million through repayments and a further $218 million from the effect of a weaker U.S. dollar on U.S. dollar denominated debt.

At December 31, 2003, net debt of $1.01 billion was 29% of net debt plus equity compared with net debt of $868 million or 26% of net debt plus equity at the end of 2002.



Michael P. Lipkewich
Senior Vice President, Mining



Roger A. Brain
Senior Vice President, Marketing & Refining

Teck Cominco is the managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada.

In base metal mining, Teck Cominco operates the Red Dog zinc mine under an agreement with an Alaskan native corporation, the Highland Valley Copper mine in British Columbia, and has a 22.5% joint venture interest in the Antamina copper, zinc mine in Peru. It also completed construction of the Pend Oreille zinc mine in Washington State, with production commencing in early 2004.

In gold, Teck Cominco holds a 50% joint venture interest in two mines in the Hemlo camp in Ontario and is developing the Pogo deposit in Alaska in a joint venture with the Sumitomo Group.

In refining, the company operates the wholly-owned Trail metallurgical complex in British Columbia as well as the 85%-owned Cajamarquilla zinc refinery in Peru.

The table below shows Teck Cominco's share of production of its principal products for the last five years, and planned production for 2004.

Five-Year Production Record and 2004 Plan (Company's share)

	Units (000's)	1999	2000	2001	2002	2003	2004 PLAN
Smelter and Refineries							
Zinc	tonnes	411	394	290	362	412	425
Lead	tonnes	76	91	55	81	88	82
Mine Operations							
Metallurgical coal (Note 3)	tonnes	3,439	4,926	6,671	6,889	8,662	10,000
Zinc	tonnes	765	763	731	714	665	670
Lead	tonnes	164	151	158	126	125	120
Copper	tonnes	142	176	150	202	176	250
Gold	ounces	542	503	553	285	281	280

Notes:
(1) Numbers prior to the fourth quarter of 2000 are pro forma numbers with results of Cominco consolidated for comparative purposes.
(2) Production data for base metals of mine operations refer to metals contained in concentrate.
(3) Coal production from March 1, 2003 represents a 41% effective interest comprising Teck Cominco's 35% direct interest in the Elk Valley Coal Partnership plus its 6% indirect interest through its investment in the Fording Canadian Coal Trust.



engineering student, collecting water sample
Coal Mountain mine, British Columbia.

Elk Valley Coal Partnership (41%)

The consolidation of all of Canada's operating metallurgical coal mines into the Elk Valley Coal Partnership was completed on February 28, 2003. Teck Cominco directly owns 35% of the Coal Partnership and a further 6% effective interest through its investment in the Fording Canadian Coal Trust. Teck Cominco is the manager of the partnership.

The company has the right to earn up to an additional 5% interest in the Coal Partnership, bringing its direct interest to 40%, to the extent that operating synergies realized by the Coal Partnership and distributable cash generated by the Elkview mine are in excess of certain target levels during the four-year period from April 2003 to March 2007. The company's interest will increase by 0.1% for each $1 million of the excess amount. The company's additional entitlement, if any, will be calculated by an independent engineering firm following the end of each coal year ending March 31. The first such calculation will be made in the second quarter of 2004.

An early objective of the Coal Partnership was to develop an integrated production plan for the six operating mines. Increasing demand for coal, in conjunction with improved efficiencies at all sites, led to higher production and sales than planned in the first ten months of operation.

The company's share of coal sales from the Coal Partnership and Elkview was 8.2 million tonnes in 2003, almost 50% higher than Elkview's 2002 coal sales. The higher sales compensated for the effects of the lower coal price and the weaker U.S. dollar compared with 2002. Operating profit of $95 million in 2003 was lower than $116 million in 2002, mainly as a result of the closure of the Bullmoose mine, which contributed $24 million in 2002.

Production and sales in 2004 are expected to be approximately 25 million tonnes on a 100% basis for the Coal Partnership. Operating costs are expected to improve from operating efficiencies and synergies. Problems with rail service which arose towards the end of the fourth quarter, however, are expected to adversely affect sales and transportation costs in the first quarter of 2004.

In December 2003, the company announced that the average coal price received by the Coal Partnership is expected to be US$51 per tonne for the coal year commencing April 1, 2004, up approximately 20% from the previous coal year.

Coal Operations, B.C., Canada

	1999	2000	2001	2002	Q1 2003	Q2–Q4 2003
Coal production (000's tonnes)						
Elk Valley Coal (41%)	–	–	–	–	676	6,870
Elkview (100%)	2,693	4,063	5,517	5,547	824	–
Bullmoose (61%)	746	863	1,154	1,342	292	–
Coal sales - company's share (000's tonnes)	3,531	4,923	6,554	6,859	1,500	8,497
Average sale price (US$/tonne)	36	35	41	45	44	43
Average sale price (Cdn$/tonne)	54	52	63	70	65	62
Cost of sales (Cdn$/tonne)	55	49	50	53	53	51
Capital expenditures	1	21	14	11	1	4
Company's share of operating profit (loss) ($ millions)	(4)	16	87	116	18	77

Note: Coal production from the Elk Valley Coal Partnership includes the company's 35% direct interest plus its 6% indirect interest through its investment in the Fording Canadian Coal Trust.



Red Dog mine nestled in DeLong Mountain range, Alaska.

Red Dog (100%)

The Red Dog mine in northwest Alaska is the largest producer of zinc concentrate in the world and is operated by Teck Cominco under an agreement with NANA Regional Corporation, Inc., an Alaskan native corporation.

The mine achieved improvements in operational efficiency during 2003 and full time manpower declined from 411 to 365 employees by year-end.

The mine had a major turnaround in profitability in 2003, recording an operating profit of $50 million, primarily as a result of significantly higher zinc and lead prices and lower treatment charges. All of the year's profit was earned in the fourth quarter, when zinc and lead prices rose sharply and over 60% of the year's lead concentrate was sold.

Zinc production in 2004 is expected to be similar to 2003, with similar mill throughput, grades and recoveries. Lead production is expected to be approximately 10% lower compared with 2003, as ore grades and recovery rates are expected to decrease. Mine operating costs are expected to be slightly lower.

Red Dog Mine, Alaska, U.S.A.

100%	1999	2000	2001	2002	2003
Tonnes mined (000's)	5,220	6,591	7,294	7,257	6,450
Tonnes milled (000's)	2,978	3,045	3,211	3,166	3,154
Zinc grade (%)	20.8	21.0	19.9	21.1	21.7
Lead grade (%)	5.2	4.7	5.1	5.4	6.2
Zinc recovery (%)	84.0	83.1	80.9	85.1	84.6
Lead recovery (%)	59.1	57.9	59.0	60.2	63.8
Zinc production (000's tonnes)	520.7	531.2	517.7	578.4	579.3
Lead production (000's tonnes)	88.9	83.0	95.3	107.9	124.9
Zinc sales (000's tonnes)	426.6	469.8	531.7	586.3	566.5
Lead sales (000's tonnes)	74.2	102.5	83.1	113.0	124.4
Capital expenditures ($ millions)	9	109	74	16	7
Operating profit (loss) ($ millions)	117	121	4	(28)	50

Note: Numbers prior to the fourth quarter of 2000 are pro forma numbers with results of Cominco consolidated for comparative purposes.

Pend Oreille Project (100%)

Construction of the Pend Oreille mine located in northeastern Washington State was completed, on time and on budget, at the end of 2003 at a cost of US$74 million. Production began in early 2004 and the mine is expected to attain an annual production rate of 83,000 tonnes of zinc concentrate and 15,000 tonnes of lead concentrate. This underground room and pillar operation is expected to produce concentrates to feed the Trail smelter for a period of eight years.



Antamina (22.5%)

The Antamina mine, owned through Compañia Minera Antamina S.A., is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Noranda (33.75%) and Mitsubishi (10%). Located in the Peruvian Andes at an elevation over 4,000 metres, the mine completed its second full year of production in 2003.

During the year, the hourly workforce was organized by the Peruvian National Mining Union and a union local was established. The company and the union negotiated a three-year collective agreement in November, retroactive to July 1, 2003.

During 2003, mine production continued to be affected by the slower than expected removal of lake sediments at the bottom of the main pit. The time and complexity of safely removing the remaining 2.5 million tonnes of mud overlaying this area required the mine plan to be modified and lower grade portions of the orebody to be mined and processed during the year. As a result, copper production decreased by 24% from 2002, while zinc production increased by 57%.

The company began consolidating the results of Antamina in the third quarter of 2003 and recorded an operating profit, before interest and taxes, of $26 million in the last two quarters compared with equity earnings of $10 million in the first half of the year. These results were higher than the equity earnings from the mine of $17 million in 2002, due mainly to higher copper and zinc prices.

The 2004 mining plan assumes the removal of lake sediments to be completed in June, and projects copper-only ore to be 50% of total mill feed in the first quarter, improving to average over 60% for the year. Production in 2004 is expected to be approximately 40% higher for copper and approximately 50% lower for zinc compared with 2003 production levels. Total mine operating costs in 2004 are expected to increase by approximately 4%.

The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. In order to enhance the predictive ability of the current reserve model and to facilitate better short and long-term mine planning, Antamina is undertaking 112,000 metres of infill drilling and drilling at depth, at a cost of US$14 million. This drill program and associated analyses are expected to be completed in the first half of 2005. Results will be reviewed periodically during the course of the program and, as warranted, will be incorporated in reserve and resource estimates for the deposit.

Antamina Mine, Ancash, Peru

100%	2002	2003
Tonnes mined (000's)	127,037	112,291
Tonnes milled (000's)	26,748	26,412
Copper grade (%)	1.37	1.19
Zinc grade (%)	1.19	1.86
Copper recovery (%)	88.1	80.9
Zinc recovery (%)	82.7	78.9
Copper production (000's tonnes)	330.7	252.4
Zinc production (000's tonnes)	230.7	362.7
Copper sales (000's tonnes)	350.0	260.8
Zinc sales (000's tonnes)	250.6	349.7
Capital expenditures ($ millions)	78	51
22.5% Operating profit ($ millions)	–	26
Equity earnings (22.5%)	17	10



Jim Higgins, heavy duty equipment operator, at Highland Valley Copper, British Columbia.

Highland Valley Copper (63.9%)

The Highland Valley Copper mine located south of Kamloops, British Columbia, was owned 63.9% by Teck Cominco, 33.6% by BHP Billiton, and 2.5% by other investors during 2003. The mine is the largest copper mine in Canada and is one of the largest tonnage mining and milling operations in the world.

The company's share of operating profit of $56 million in 2003 was significantly higher than the $35 million in 2002 due mainly to higher copper prices, despite a 6% reduction in sales. Also contributing to higher profits was molybdenum production of 7.3 million pounds compared with 5.4 million pounds the previous year, and an average molybdenum price of US$5.30 per pound compared with US$3.75 per pound in 2002.

Planned 2004 copper production is similar to the 2003 level, while molybdenum production is expected to be 6.6 million pounds, down 9% from 2003 due to lower ore grade. Operating costs are budgeted to be 6% higher in 2004 compared to 2003.

In January 2004, following several months of negotiations, the unionized workers at the mine voted to accept a three-year contract which is retroactive to October 1, 2003.

Subject to completion of the announced acquisition of a 33.6% interest from BHP Billiton expected in the first quarter, the company's ownership of the mine will increase to 97.5% with effect from January 3, 2004.

Highland Valley Copper Mine, B.C., Canada

100%	1999	2000	2001	2002	2003
Tonnes mined (000's)	57,303	85,012	78,886	75,982	67,494
Tonnes milled (000's)	30,165	49,694	48,892	49,868	49,030
Copper grade (%)	0.405	0.426	0.427	0.410	0.393
Copper recovery (%)	89.8	90.1	89.4	88.7	88.5
Copper production (000's tonnes)	109.5	190.7	186.6	181.3	170.4
Copper sales (000's tonnes)	127.0	163.6	209.3	179.7	168.7
Molybdenum production (million lbs)	3.1	4.4	4.1	5.4	7.3
Capital expenditures ($ millions)	2	24	25	8	7
63.9% Operating profit ($ millions)	11	47	42	35	56

Note: Numbers prior to the fourth quarter of 2000 are pro forma numbers with results of Cominco consolidated for comparative purposes.

Louvicourt Mine (25%)

The Louvicourt copper, zinc mine (Teck Cominco 25%) is a joint venture with Aur Resources Inc. (30%) and Novicourt Inc. (45%). The mine produced concentrates containing 39,000 tonnes of copper and 18,000 tonnes of zinc in 2003, and is expected to shut down in the second half of 2005 after ore reserves are mined out.



Henry Raciborski, underground production miner, at Hemlo, Ontario.

Hemlo Mines (50%)

Teck Cominco and Barrick Gold Corporation jointly own and operate the Williams and David Bell gold mines in the Hemlo area of Ontario.

The underground workforce at the Williams mine was reorganized in the fourth quarter of 2003 to increase efficiency and to reduce manpower requirements. The construction of a 5,000-tonne per day paste backfill plant was completed in April 2003 and the plant was successfully commissioned to design capacity.

Underground access to some of the high grade stopes at the David Bell mine was restricted due to ground control problems. Measures were implemented to increase production. In May 2003, the workforce was reduced by 10% through a voluntary severance program.

Operating profit of $31 million in 2003 was higher than 2002 due to significantly higher U.S. dollar gold prices. Some of the impact of a weaker U.S. dollar was offset by gains from the company's hedge position.

Gold production in 2004 is expected to stay at the same level as 2003. Operating costs are expected to be similar to 2003 as some cost increases are expected to be offset by workforce reductions.

Hemlo Mines, Ontario, Canada

100%	1999	2000	2001	2002	2003
Tonnes milled (000's)	2,876	2,945	3,493	3,458	3,576
Tonnes per day	7,880	8,047	9,569	9,475	9,797
Grade (g/t)	6.6	6.5	5.7	5.1	4.9
Mill recovery (%)	94.9	94.6	93.2	94.7	95.0
Production (000's ozs)	610	610	615	538	536
Capital expenditures ($ millions)	14	14	18	20	28
Cash operating cost per oz (US$)	196	188	187	222	239
Company's share (50%) of operating profit ($ millions)	33	31	29	20	31

Pogo Project

Teck Cominco has the right to earn a 40% interest in the Pogo gold property in Alaska, under an agreement with the Sumitomo Group. The property hosts a high-grade gold deposit and construction is planned for a 2,500-tonne per day underground mine and mill.

On September 19, 2003, a Final Environmental Impact Statement was issued by the U.S. EPA. The public consultation process during the EIS development showed strong local support for the project. The State of Alaska also provided its support for the project by issuing all the key State permits required in December 2003. The only major remaining permit required is the National Pollution Discharge Elimination System permit, which is expected to be issued by the EPA in the first quarter of 2004. The project feasibility study is being updated and a formal production decision is expected to be made following the issue of this permit.



Trail Smelter and Refineries (100%)

The metallurgical operations at Trail, B.C. constitute one of the world's largest fully integrated zinc and lead smelting and refining operations, with power generation facilities at the nearby Waneta Dam.

Refined zinc production was 283,100 tonnes, after reducing zinc production to increase power sales during December. Without this reduction, Trail Operations would have realized its best-ever year of refined zinc production, exceeding the previous record of 288,700 tonnes in 1999.

An explosion occurred inside the Kivcet lead furnace at the Trail operations on February 2, 2004 but did not result in any injuries to employees. After a preliminary inspection, furnace and boiler system repairs are estimated to be completed in the second half of March. Zinc production will be unaffected by this incident.

Zinc production in 2004 is planned to be 295,000 tonnes, while lead production is expected to be adversely affected by the February incident.

Profitability of Trail metal operations continues to be affected by declining treatment charges and by the effect of a weaker U.S. dollar on its sales revenues. The rising zinc price partially offsets these negative impacts.

Trail Smelter and Refineries, B.C., Canada

100%	1999	2000	2001	2002	2003
Zinc production (tonnes)	288,700	272,900	168,100	269,000	283,100
Lead production (tonnes)	75,700	91,300	55,200	80,700	87,800
Zinc sales (tonnes)	287,300	274,900	156,000	275,300	288,400
Lead sales (tonnes)	77,000	90,600	45,900	78,400	83,700
Capital expenditures ($ millions)	49	42	55	65	40
Surplus power sold (gigawatt hrs)	674	698	1,159	683	769
Power price (C$/megawatt hr)	35	236	269	37	51
Operating profit (loss) ($ millions)					
Metal operations	55	75	(72)	17	2
Power sales	16	154	294	6	26

Note: Numbers prior to the fourth quarter of 2000 are pro forma numbers with results of Cominco Ltd. consolidated for comparative purposes.



Cody Dunham, power superintendent, at the new Emerald switching station, Trail, British Columbia.



Trail Power (100%)

Teck Cominco owns the Waneta hydroelectric dam, located ten kilometres south of Trail, close to the border with the United States. The company also owns a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which the company receives approximately 2,690 GW.h of power per year, even during low water years.

The year saw the continuation of a $41 million project to upgrade three of the generating units at the Waneta dam. Work on the second of the three units was completed during the year. An additional $40 million modernization of the company's transmission system has largely been completed in 2003.

Operating profit of $26 million was significantly higher than the $6 million in 2002 due to a 13% increase in sales volume and a 38% increase in power price.

Power sales to third parties in 2004 are expected to increase by 17% over 2003.

Cajamarquilla Refinery (85%)

The Cajamarquilla refinery near Lima, Peru is one of the lowest cost facilities of its type in the world. It is owned by Teck Cominco (85%), Marubeni (14%) and employees (1%).

Production and operating profit in 2002 were adversely affected by a three-month market related shutdown. In 2003, the refinery achieved record production and sales, as well as record zinc and silver recovery rates, resulting in a higher operating profit of $18 million.

Production in 2004 is planned to be 130,000 tonnes of zinc at slightly reduced operating costs.

Cajamarquilla Refinery, Lima, Peru

100%	1999	2000	2001	2002	2003
Zinc production (tonnes)	122,400	121,400	122,100	92,900	129,100
Zinc sales (tonnes)	123,500	120,100	122,300	98,000	130,500
Capital expenditures ($ millions)	25	16	20	10	4
100% Operating profit ($ millions)	31	36	22	12	18

Note: Numbers prior to the fourth quarter of 2000 are pro forma numbers with results of Cominco Ltd. consolidated for comparative purposes.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the appended tables. Realized commodity prices and the realized Canadian/U.S. dollar exchange rate are presented in the table below.

Revenues from operations were $2.4 billion compared with $2.2 billion in 2002 and $2.4 billion in 2001. Major increases over 2002 included $84 million from coal operations and $100 million from the consolidation of the company's share of revenues from Antamina in the second half of the year. The increase in coal revenues was due to higher coal sales as a result of the formation of the Elk Valley Coal Partnership, offset partially by lower coal prices and a weaker U.S. dollar. Revenues from zinc operations were similar to a year ago, as increased sales and higher zinc prices at the refinery operations were largely offset by the closure of the Polaris mine in the fall of 2002. Gold revenues were also similar in 2003 and 2002, with steady sales volume and the effect of a stronger gold price offset by the weaker U.S. dollar.

Revenues in 2002 were lower than 2001, due to lower revenues from the Cajamarquilla zinc refinery which had a three-month shutdown in 2002, a reduction of $34 million from the Sullivan mine which closed in December 2001, and a $93 million decrease from gold operations resulting from the sale of two Australian gold mines in October 2001.

COSTS AND EXPENSES

General, administration and marketing expense of $54 million in 2003 was similar to the previous year's expense of $53 million. Administration expense in 2002 decreased from $58 million in 2001 due mainly to reduced overhead costs following the merger with Cominco.

Interest expense was $69 million in 2003 and increased by only $2 million compared with the previous year, despite an increase of $255 million in debt in the first quarter on the formation of the Elk Valley Coal Partnership and the consolidation of the company's share of the Antamina senior project debt of $360 million in the third quarter. Increased interest expense from the higher debt balance was largely offset by the effect of lower interest rates and a weaker U.S. dollar on the U.S. dollar interest payments, as well as a gain of $8 million from an interest rate swap, which was $3 million higher than the year before. Interest expense of $67 million in 2002 was lower than the 2001 expense of $77 million mainly as a result of lower interest rates.

Exploration expense was $30 million in 2003, down from $34 million in 2002. Exploration expenditures in 2003 included $17 million or 55% of total expenditures on gold and copper projects, $8 million on zinc and poly-metallic projects and $5 million on diamond projects. Of the total expenditures of $30 million, approximately 23% was spent in Canada, 18% in Mexico, and 10% in each of the United States, Peru and Australia.

REALIZED METAL PRICES AND EXCHANGE RATE

(after the effect of hedging)	2003	2002	2001
Zinc (US$/pound)	0.38	0.35	0.40
Copper (US$/pound)	0.85	0.71	0.73
Lead (US$/pound)	0.26	0.20	0.22
Gold (US$/ounce)	359	314	282
Coal (US$/tonne)	43	44	40
Canadian/U.S. exchange rate (US$1 = Cdn$)	1.45	1.57	1.55

PRODUCTION AND SALES STATISTICS

Years ended December 31		Production 2003	Production 2002	Production 2001	Sales 2003	Sales 2002	Sales 2001
REFINED METALS							
Zinc	Trail	**283**	269	168	**288**	275	156
(Thousand tonnes)	Cajamarquilla	**129**	93	122	**131**	98	122
		412	362	290	**419**	373	278
Lead	Trail	**88**	81	55	**84**	78	46
(Thousand tonnes)							
Surplus Power (GW.h)	Trail				**769**	683	1,159
MINE OPERATIONS							
Zinc	Red Dog	**579**	578	518	**567**	586	532
(Thousand tonnes)	Antamina	**82**	52	13	**79**	56	7
	Polaris	–	79	123	**32**	106	129
	Louvicourt	**4**	5	4	**4**	5	4
	Sullivan	–	–	73	–	–	48
		665	714	731	**682**	753	720
Copper	Highland Valley	**109**	116	119	**108**	115	134
(Thousand tonnes)	Antamina	**57**	75	18	**59**	79	20
	Louvicourt	**10**	11	13	**10**	11	13
		176	202	150	**177**	205	167
Lead	Red Dog	**125**	108	95	**124**	113	83
(Thousand tonnes)	Polaris	–	18	31	**7**	28	31
	Sullivan	–	–	32	–	–	24
		125	126	158	**131**	141	138
Gold	Hemlo	**268**	269	308	**268**	269	308
(Thousand ounces)	Tarmoola	–	–	143	–	–	143
	Carosue Dam	–	–	85	–	–	85
	Other	**13**	16	17	**13**	16	17
		281	285	553	**281**	285	553
Coal	Elk Valley Coal Partnership	**6,443**	–	–	**7,254**	–	–
(Thousand tonnes)	Elkview	**824**	5,547	5,517	**967**	5,517	5,399
	Bullmoose	**292**	1,342	1,154	**533**	1,100	1,154
		7,559	6,889	6,671	**8,754**	6,617	6,553

Notes:

(1) The above production and sales volumes refer to the company's share.

(2) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership for the ten months commencing March 1, 2003. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(3) Production and sales volumes of base metal mines refer to metals contained in concentrate.

SEGMENTED REVENUE AND OPERATING PROFIT AFTER DEPRECIATION

($ in millions)		Operating Profit 2003	2002	2001	Revenue 2003	2002	2001	Depreciation and Amortization 2003	2002	2001
Zinc	Trail (including power sales)	$ 28	$ 23	$222	$ 800	$ 769	$ 785	$ 42	$ 38	$ 31
	Cajamarquilla	18	12	22	182	145	194	12	9	12
	Red Dog	50	(28)	4	408	382	376	57	63	53
	Polaris	–	2	11	22	80	106	1	11	18
	Inter-segment sales and other	–	6	(18)	(86)	(62)	(29)	–	–	16
		96	15	241	1,326	1,314	1,432	112	121	130
Copper	Highland Valley	56	35	42	270	251	282	35	37	38
	Antamina	26	–	–	100	–	–	20	–	–
	Louvicourt	1	(3)	(3)	24	26	26	10	13	13
		83	32	39	394	277	308	65	50	51
Gold	Hemlo	31	20	29	143	133	134	18	16	17
	Tarmoola	–	–	2	–	–	58	–	–	11
	Carosue Dam	–	–	4	–	–	35	–	–	6
		31	20	35	143	133	227	18	16	34
Coal	Elk Valley Coal Partnership	77	–	–	450	–	–	21	–	–
	Elkview	14	92	70	65	387	337	2	12	11
	Bullmoose	4	24	17	32	76	75	–	–	–
		95	116	87	547	463	412	23	12	11
TOTAL		$305	$183	$402	$2,410	$2,187	$2,379	$218	$199	$226

Notes:

(1) Antamina results were proportionately consolidated commencing July 1, 2003.

(2) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership for the ten months commencing March 1, 2003. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(3) Depreciation and amortization are deducted in calculating operating profit.

The 2001 exploration expense of $59 million was significantly higher because the amount comprised expenditures on exploration programs in the two companies prior to the merger. Following the merger with Cominco, the exploration program was reorganized resulting in major reductions in 2002.

Major items included in other income and expense in 2003 were $10 million of income from the Fording Canadian Coal Trust, $20 million of insurance proceeds relating to settlements for claims on historical insurance polices, and a provision of $21 million relating to a proposed environmental study at Lake Roosevelt.

Income tax expense of $44 million in 2003 relating to earnings of $142 million before the gain on the sale of the Los Filos property represents a 31% composite tax rate for the company's income from various jurisdictions. This composite tax rate is significantly lower than the Canadian statutory tax rate of 42% due to the lower tax rates applied on income earned in foreign jurisdictions.

OPERATING PROFIT BEFORE DEPRECIATION
$millions


700
600
500
400
300
200
100
0
628
523
386
382
171
1999
2000
2001
2002
2003
Coal
Zinc
Refining
Copper
Gold

OPERATING PROFIT AFTER DEPRECIATION
$millions


450
400
350
300
250
200
150
100
50
0
402
305
247
183
78
1999
2000
2001
2002
2003
Coal
Zinc
Refining
Copper
Gold

LONG-TERM DEBT & TOTAL CAPITALIZATION
$millions


5000
4000
3000
2000
1000
0
4418
4450
4390
4627
2226
875
1005
933
1045
425
1999
2000
2001
2002
2003
Long-Term Debt
Total Capitalization

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations, before changes to non-cash working capital items, was $338 million in 2003 compared with $201 million in 2002, due mainly to the higher profits from the zinc and copper mines. The majority of this improvement occurred in the fourth quarter when zinc and copper prices rose significantly. Also improving operating cash flow was the proportionate consolidation of Antamina beginning in the third quarter, which contributed $46 million of cash flow in the second half of the year. Previously Antamina had been accounted for by the equity method and its cash flow was excluded from the statement of cash flow. Operating cash flow before the net change in non-cash working capital items was $153 million in the fourth quarter compared with $70 million in the previous year.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $400 million compared to $252 million in the previous year. The decrease to non-cash working capital items of $62 million was due mainly to reductions of production inventories resulting from the closure of the Bullmoose and Polaris mines. The decrease of $51 million in the previous year was also the result of inventory reductions.

Investing Activities

In February 2003, the company completed a transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine and $125 million for a 35% interest in the resulting partnership. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the partnership and other assets.

Capital expenditures in 2003 were $162 million, including development expenditures of $45 million incurred on the Pend Oreille zinc project. Expenditures at Trail totalled $40 million, of which $25 million was incurred on improvements to the power generation and transmission facilities. In November, the company acquired the Lennard Shelf zinc property in Australia for $26 million.

In June 2003, the company received $48 million from the repayment of a loan by Aur Resources Inc. In November 2003, the company sold its interest in the Los Filos gold property in Mexico for after-tax proceeds of $49 million.

Financing Activities

The company drew $255 million on its credit facilities in February to pay for the Elk Valley Coal transaction. On July 1, 2003, Antamina delivered to the senior debt lenders the certificate required by the project debt agreement to achieve completion and the project debt became non-recourse to the company. The company began proportionately consolidating Antamina's accounts and added $360 million to long-term debt.

Repayments of long-term debt in the year totalled $277 million. Included in these repayments were the retirement of the company's medium-term notes of $29 million, payments on the Antamina senior debt of $22 million in the second half of the year and the reduction of Cajamarquilla debts totalling $47 million. The remainder of the repayments were reductions to the company's revolving loans. In addition, the decline of the U.S. dollar, in which almost all of the company's long-term debt is denominated, resulted in a further reduction of long-term debt of $218 million.

The company funded its debt repayments in 2003 from operating cash flow, receipt of a deferred payment from Aur Resources Inc. relating to the sale of the Quebrada Blanca mine in 2000 and net proceeds from the sale of the Los Filos gold property.

Cash Resources and Liquidity

At December 31, 2003, the company had a cash balance of $96 million and no short-term bank borrowings. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $1.01 billion or 29% of net debt plus equity, compared with net debt of $868 million or 26% of net debt plus equity at the end of 2002.

At the year-end, the company had bank credit facilities aggregating $808 million in total commitments, 89% of which mature in 2006 and beyond. Unused credit lines under these facilities amounted to $651 million as the company has issued $111 million of letters of credit in addition to the drawn portion of $46 million.

OUTLOOK

Earnings and Cash Flow

Production levels in 2004 are expected to be similar to 2003 for gold and refinery operations, except for the possible effect of the explosion inside the Kivcet lead furnace at the Trail operations which occurred on February 2, 2004. Copper production from Antamina is expected to increase based on the current mining plan. Subject to the completion of the company's announced acquisition of an additional 33.57% interest in the Highland Valley Copper mine, the company's share of copper production from the mine is expected to increase by 56,000 tonnes in 2004. Zinc production from Antamina will be reduced significantly as the mine is expected to process more ore with higher copper grades. This reduction in zinc concentrate production is expected to be offset by new production from the Pend Oreille mine. Coal production from the company's share in the Elk Valley Coal Partnership in 2004 is expected to exceed the company's 2003 coal production.

In December 2003, the company announced that the average coal price of the Elk Valley Coal Partnership for the coal year commencing April 1, 2004 is expected to be US$51 per tonne, up approximately 20% from the 2003 coal year.

Zinc, lead, copper and gold prices all moved significantly higher during the fourth quarter. As a result of these higher prices and higher sales, the company recorded substantially higher earnings in the fourth quarter compared with the first three quarters of the year. If these metal prices are maintained, the company is expected to report higher earnings and cash flow for 2004 compared with 2003.

Treatment charges for zinc concentrates are expected to continue to decline in 2004. While this will negatively impact

Trail's operating performance, it will result in overall benefit to the company due to the company's position as a net miner of zinc.

The Canadian/U.S. dollar exchange rate averaged 1.32 in the fourth quarter. Subsequent to the year-end, the U.S. dollar continued to be weak and in January traded in a range of Cdn$1.28 to Cdn$1.32. The weaker U.S. dollar particularly affects the Canadian operations of the company, including the Trail smelter and refinery, Highland Valley Copper, Elk Valley Coal and the Hemlo gold mines.

To mitigate the impact of fluctuations in prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements. Major hedge positions for 2004 include 72,000 ounces of gold forward sales contracts and $307 million of U.S. dollar forward sales contracts and forward collars. These hedge positions represent approximately 25% of planned gold production and 30% of estimated U.S. dollar exposure in 2004.

As a result of improving financial market conditions, pension fund asset values have appreciated in 2003. The unaccrued pension liability of $131 million at the end of 2002, which was unfunded, was reduced to $96 million at the end of 2003. The amount of unaccrued non-pension employee benefits liability increased from $45 million the previous year to $73 million at December 31, 2003 due mainly to changes in actuarial assumptions on the estimated cost of the benefits and discount rates.

Investments and Financing

On January 29, 2004, the company announced that it was exercising its right of first refusal to acquire an additional 33.57% of the Highland Valley Copper mine from BHP Billiton for $95 million (US$73 million), subject to settlement of a definitive purchase agreement. The transaction, which has an effective date of January 3, is expected to close before the end of the first quarter.

The company's capital expenditures in 2004 are planned to be $172 million, including $64 million on the Pogo gold project, $26 million at Trail and $20 million at Red Dog. The company's share of sustaining capital expenditures in Elk Valley Coal operations is planned to be $14 million.

EARNINGS SENSITIVITY

(Based on 2004 plan, after the effect of hedging)

	Change	Impact on After-tax Earnings
		(Cdn$ millions)
ZINC	US$0.01/lb	$ 13
LEAD	US$0.01/lb	$ 3
COPPER	US$0.01/lb	$ 4
GOLD	US$10/oz	$ 2
COAL	US$1/t	$ 6
POWER	US$10/MW.h	$ 7
CDN$/US$	CDN$0.01	$ 5

Scheduled debt repayments in 2004 total $58 million including $41 million on the Antamina senior debt. The company plans to fund its acquisition of the Highland Valley Copper interest and its 2004 capital expenditures and debt repayment with cash flow from operations and revolving credit facilities.

There are five million share purchase warrants outstanding which entitle the holders to purchase prior to May 26, 2004 Class B Subordinate Voting Shares at $18 per share. If these warrants are exercised, the company will receive cash proceeds of $90 million.

CONTINGENCIES

In December 2003, the EPA issued information requests to Teck Cominco Limited (TCL), Teck Cominco Metals Ltd. (TCML), Teck Cominco American Incorporated (TCAI) and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study under the U.S. Superfund law (CERCLA) with respect to metal contamination in the sediments of the upper Columbia River and Lake Roosevelt. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the grounds that the EPA lacks jurisdiction under CERCLA to issue either the request or the order to a Canadian company with respect to a Canadian operation. TCAI has offered to fund comprehensive human health and ecological studies, based on EPA standards and protocols, at an estimated cost of US$13 million to identify whether the conditions alleged by the EPA to exist pose any actual risks and to identify any appropriate remedial measures. In January 2004 the Canadian government delivered a diplomatic note to the U.S. State Department expressing the opinion that TCML is not subject to CERCLA and encouraging the EPA to rescind the order and to re-examine Teck Cominco's offer. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

There can be no assurance that the offer by Teck Cominco American to fund these studies will resolve the matter, or that Teck Cominco Metals and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

On September 19, 2003, the company and Highland Valley Copper Partnership (HVC) produced documents to the Canadian Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada issued on May 13, 2003 under Section 11 of the Competition Act and served on HVC. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers which is being conducted in Canada, the U.S. and Europe designed to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company, through its counsel, is co-operating with the Bureau and counsel is continuing its review. The company cannot predict the course of the investigation or when the investigation will be completed in any jurisdiction. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC whether in Canada or elsewhere or that HVC or the company will not face prosecution or liability whether under the Act or otherwise in relation to the investigation.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates are applied in the accounting for the impairment of property, plant and equipment and other assets such as investments, restoration and post-closure costs, accounting for income and mining taxes, contingencies and accounting for post-retirement benefits.

Property, Plant and Equipment

The company capitalizes the development costs of mining projects commencing when economically recoverable reserves as shown by an economic study are believed to exist. Upon commencement of production these costs are written off over the life of the mine based on proven and probable reserves. The determination of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves depends on assumptions on long-term commodity prices and in some cases exchange rates.

The company reviews and evaluates property, plant and equipment for impairment on an ongoing basis. The expected undiscounted future cash flows from an asset are estimated in a ceiling test. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2003. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Income and Resource Taxes

The determination of the company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The company is subject to assessment by various taxation authorities which may interpret tax legislation in a manner different from the company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the company makes provision for such items based on management's best estimate of the final outcome of these matters.

Pension and Other Post-Retirement Benefits

The cost of providing benefits through defined benefit pension plans and post-retirement benefits plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected return on plan assets, future compensation increases and health care cost trends. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

Site Restoration and Post Closure Costs

The amounts recorded for site restoration and post closure costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws, and management's assessment of obligations under labor and pension legislation and collective agreements. Actual results could differ from these estimates.

Recognition of Contingencies

The company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments where the amounts involved are material.

CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2004, the company will adopt the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and amortized over the asset's useful life. This change in accounting, which will be adopted retroactively, is expected to result in a decrease to opening retained earnings of $71 million and an additional charge to earnings of $10 million in 2004 on an after-tax basis.

Stock Based Compensation

In the first quarter of 2004, the company will adopt the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting, which will be adopted retroactively, is expected to decrease net earnings by the fair value of the stock options granted in 2004.

CONTRACTUAL AND OTHER OBLIGATIONS

The company's contractual and other obligations as at December 31, 2003 are summarized as follows:

($ in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt	$ 1,103	$ 58	$ 503	$ 148	$ 394
Operating leases	65	20	24	17	4
Road and port lease at Red Dog (note 1)	849	23	46	46	734
Minimum purchase obligations (note 2)					
Concentrate and other supply purchases	228	180	40	5	3
Power purchases at Cajamarquilla	325	27	51	51	196
Shipping and distribution	148	19	38	38	53
Pension funding (note 3)	78	37	–	–	–
Other non-pension post-retirement benefits (note 4)	203	8	18	20	–
Environment and reclamation obligations (note 5)	163	45	47	14	57
Other long-term liabilities (note 6)	79	–	–	–	79

Notes:

(1) The company leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of the company's minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2003 the company had a net pension funding deficit of $78 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2004 in respect of defined benefit pension plans is $37 million. The timing and amount of additional funding after 2004 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4) The company had a discounted, actuarially determined liability of $203 million in respect of other non-pension post-retirement benefits as at December 31, 2003. Amounts shown are estimated expenditures in the indicated years.

(5) The company accrues environmental and reclamation obligations over the life of its mining operations and amounts shown are estimated expenditures in the indicated years.

(6) Other long-term liabilities include amounts for workers' compensation and severance. There are no minimum payment obligations for these amounts over the next five years.

Financial Instruments

The company uses forward sale contracts to protect certain price levels for the future sales of a portion of its products, thereby mitigating commodity price risk. The company also uses foreign future exchange contracts to protect rates for a portion of its future foreign exchange transactions. The company's principal products are quoted and sold in U.S. dollars on world markets. The company's future revenue streams and its profitability, especially of its domestic operations, are therefore subject to foreign exchange risk. By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices the company reduces its exposure to currency fluctuations.

The company's commodity and foreign exchange hedging increased the company's revenues by $57 million in 2003.

The company has also entered into interest rate swaps which convert fixed interest rates into floating rates. These interest rate swaps have allowed the company to reduce its overall interest expense by $8 million in 2003 by taking advantage of the lower short-term rates which have been available. These swaps are also designed to achieve a desired ratio of fixed and floating rates on the company's long-term debt.

The unrealized market gain on hedging positions totalled $119 million as at December 31, 2003. This unrealized gain is based on market prices to close out the positions at that date.

Foreign exchange and commodity hedging as described above provides more certainty as to the prices the company will receive for its products in Canadian dollars. Accordingly the company may not participate fully in rising commodity prices and may not achieve average market prices. Fixed and floating interest rate swaps expose the company to additional interest rate risk for the duration of the swaps. The company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share information)	2003			
	Q4	Q3	Q2	Q1
Revenue	767	590	502	551
Operating profit	143	70	40	52
Net earnings	107	19	12	11
Earnings per share	$0.57	$0.10	$0.06	$0.06
Cash flow from operations	153	83	51	51

	2002			
	Q4	Q3	Q2	Q1
Revenue	625	540	521	501
Operating profit	60	40	49	34
Net earnings	15	5	8	2
Earnings per share	$0.08	$0.02	$0.04	$0.01
Cash flow from operations	70	46	46	39

Revenue and operating profit in the fourth quarter of 2003 were significantly higher than the previous quarters due mainly to rising metal prices as well as higher sales volumes for coal, zinc, lead and copper in the fourth quarter.

Net earnings in the fourth quarter of 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property. Earnings of $66 million before the gain were significantly higher than the previous quarters due mainly to the effect of higher metal prices and sales, partially offset by a weaker U.S. dollar.

OUTSTANDING SHARE DATA

As at February 20, 2004, there were 182,565,988 Class B Subordinate Voting Shares and 4,681,478 Class A Common Shares outstanding. In addition, there were outstanding 5,472,484 director and employee stock options with exercise prices ranging between $6.39 and $19.80 per share. In addition, there were 5,000,000 warrants, which expire on May 26, 2004, allowing holders to purchase Class B Subordinate Voting Shares at an exercise price of $18.00 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share) and the convertible debenture due 2006 may be converted into a total of 7,913,670 Class B Subordinate Voting Shares (equivalent to $27.43 per share). More information on these instruments and the terms of their conversion are set out in notes 6 and 9 of the company's financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

This annual report contains certain forward-looking statements within the meaning of the *United States Private Securities Litigation Reform Act of 1995.* These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the Annual Information Form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements, the Management Discussion and Analysis and the information contained in the annual report have been prepared by the management of the company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of six members, meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management and the internal audit department of the company conduct ongoing reviews and evaluation of these controls and report on their findings to management and the Audit Committee.

D. A. Thompson

DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer

John Taylor

JOHN G. TAYLOR
Senior Vice President, Finance and
Chief Financial Officer

February 20, 2004

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C.
February 6, 2004

As at December 31

($ in millions)		2003		2002
ASSETS				
Current Assets				
Cash (Note 6(c))	$	96	$	91
Accounts and settlements receivable		315		235
Production inventories		387		495
Supplies and prepaid expenses		135		134
		933		955
Investments (Note 3)		478		414
Property, Plant and Equipment (Note 4)		3,615		3,393
Other Assets (Note 5)		241		196
	$	5,267	$	4,958
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	334	$	294
Current portion of long-term debt (Note 6)		58		26
		392		320
Long-Term Debt (Note 6)		1,045		933
Other Liabilities (Note 7)		408		381
Future Income and Resource Taxes (Note 11)		669		556
Debentures Exchangeable for Inco Shares (Note 8)		248		248
Shareholders' Equity (Note 9)		2,505		2,520
	$	5,267	$	4,958

Commitments and Contingencies (Note 15)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

DAVID A. THOMPSON

KEITH E. STEEVES

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31

($ in millions, except per share data)	2003	2002	2001
Revenues	$ 2,410	$ 2,187	$ 2,379
Operating expenses	(1,887)	(1,805)	(1,751)
Depreciation and amortization	(218)	(199)	(226)
Operating profit	305	183	402
Other Expenses			
General, administration and marketing	(54)	(53)	(58)
Interest on long-term debt	(69)	(67)	(77)
Mineral exploration	(30)	(34)	(59)
Research and development	(14)	(19)	(15)
Other income (Note 10)	4	8	62
Asset valuation writedowns (Note 10)	–	–	(169)
Gain on disposition of Los Filos property (Note 2(c))	58	–	–
	200	18	86
Provision for income and resource taxes (Note 11)			
Earnings from operations	(44)	(5)	(103)
Asset valuation writedowns	–	–	47
Los Filos property disposition (Note 2(c))	(17)	–	–
Minority interests	–	–	(50)
Equity earnings (loss) (Note 2(b))	10	17	(1)
Net Earnings (Loss)	$ 149	$ 30	$ (21)
Basic earnings (loss) per share	$ 0.79	$ 0.15	$ (0.17)
Diluted earnings (loss) per share	$ 0.76	$ 0.15	$ (0.17)
Weighted average shares outstanding (000's)	184,823	184,526	141,808
Shares outstanding at the end of the year (000's)	186,492	184,537	184,478

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended December 31

($ in millions)	2003	2002	2001
Balance as at the Beginning of the Year	$ 472	$ 502	$ 572
Adjustment on adoption of new accounting standard for translation of foreign currencies (Note 1)	–	(20)	(20)
Balance as at the beginning of the year as restated	472	482	552
Net earnings (loss)	149	30	(21)
Dividends	(37)	(37)	(29)
Shares issued to Class A common shareholders (Note 9(h))	–	–	(10)
Purchase and cancellation of Class B Subordinate Voting Shares	–	–	(7)
Interest on exchangeable debentures, net of taxes (Note 9(a))	(3)	(3)	(3)
Balance as at the End of the Year	$ 581	$ 472	$ 482

The accompanying notes are an integral part of these financial statements.

As at December 31

($ in millions)	2003	2002	2001
OPERATING ACTIVITIES			
Net earnings (loss)	$ 149	$ 30	$ (21)
Items not affecting cash:			
Depreciation and amortization	218	199	226
Future income and resource taxes	17	(22)	48
Equity (earnings) loss	(10)	(17)	1
Minority interests	–	–	50
Gain on disposition of Los Filos, net of current taxes	(45)	–	–
Asset valuation writedowns, net of taxes	–	–	122
Other	9	11	(8)
	338	201	418
Net change in non-cash working capital items (Note 13)	62	51	(119)
	400	252	299
FINANCING ACTIVITIES			
Short-term bank loans	–	(80)	75
Long-term debt	259	345	219
Repayment of long-term debt	(277)	(439)	(53)
Decrease in funds held on deposit	–	157	(157)
Reduction of long-term liabilities	(55)	(27)	–
Interest on exchangeable debentures (Note 9(a))	(5)	(5)	(5)
Issuance (purchase and cancellation) of			
Class B Subordinate Voting shares	24	1	(20)
Dividends paid	(37)	(37)	(35)
Shares of subsidiary issued	–	–	19
	(91)	(85)	43
INVESTING ACTIVITIES			
Property, plant and equipment	(162)	(187)	(346)
Investment in coal partnership and income trust	(275)	–	–
Purchase of shares in Cominco Ltd.	–	–	(277)
Partial redemption of Cominco exchangeable debenture	–	–	(38)
Deferred payment received from Aur Resources Inc.	48	–	–
Investments	(22)	(18)	(36)
Proceeds from sale of assets	24	28	131
Proceeds from disposition of Los Filos, net of current taxes	49	–	–
Refund of tax deposit	–	–	57
Cash recognized upon consolidation of Antamina (Note 2(b))	41	–	–
	(297)	(177)	(509)
Effect of exchange rate changes on cash	(7)	–	2
Increase (Decrease) in Cash	5	(10)	(165)
Cash at the Beginning of the Year	91	101	266
Cash at the End of the Year	$ 96	$ 91	$ 101

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Teck Cominco Limited (the company) is engaged in mining and refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, gold, lead, electrical power, fertilizers and specialty metals. Revenue from refined lead, electrical power, fertilizers and specialty metals are included in zinc smelter revenue for segmented purposes.

The consolidated financial statements of the company are prepared using accounting principles generally accepted in Canada. Note 17 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the company and all of its subsidiaries. Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method. Inter-company accounts and transactions have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, in-process inventory quantities, plant and equipment lives, contingent liabilities, future income tax valuation reserves, environment and post-closure obligations and pension liabilities. Actual results could differ from these estimates.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities are translated at year-end exchange rates, and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings, except when hedged.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment. Gains and losses on foreign currency loans that are designated as hedges of a net investment in self-sustaining foreign operations are excluded from earnings and reported in shareholders' equity in the same manner as translation differences.

Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. In 2002, the company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange losses on long-term debt as at December 31, 2001.

CASH

Cash includes cash on account, demand deposits and short-term investments with original maturities of three months or less.

INVESTMENTS

Investments, which comprise marketable and other securities, are carried at cost less any amounts written off to reflect an impairment in value which is other than temporary.

INVESTMENT IN FORDING CANADIAN COAL TRUST

The investment in Fording Canadian Coal Trust is recorded at cost plus the company's share of earnings of the Trust less the cash distributions.

PROPERTY, PLANT AND EQUIPMENT

(a) Plant and equipment
Plant and equipment are depreciated over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate.

(b) Mineral properties and deferred costs
Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of a new mine. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

Mineral properties and deferred costs are, upon commencement of production, amortized over the estimated life of the orebody to which they relate or are written off if the property is abandoned or if there is considered to be a permanent impairment in value.

(c) Investments in mining operations
Investments in mining operations over which the company has significant influence, but not joint control, are accounted for using the equity method.

(d) Impairment tests
The company performs impairment tests periodically on its assets which compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows.

REVENUE RECOGNITION
Sales are recognized and revenues are recorded at market prices upon the delivery of the product to the customer when title transfer and the rights and obligations of ownership pass to the customer. A number of the company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

The company standardized the timing of revenue recognition for all of its operations in 2003. This has resulted in an $8 million increase to net earnings in 2003 but has no material effect on reported earnings of 2001 and 2002.

PRODUCT INVENTORIES
Product inventories include finished goods, raw materials and in-process inventories and are valued at the lower of cost and net realizable value.

INCOME AND RESOURCE TAXES
Future income tax assets and liabilities are determined based on the difference between the tax basis of the company's assets and liabilities and the respective amounts reported in the financial statements. Future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

PENSION AND OTHER EMPLOYEE FUTURE BENEFITS
Pension and other employee future benefit expenses and liabilities are based on actuarial determinations. Certain actuarial assumptions used in the determination of future benefits and defined benefit pension plan liabilities are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date of high quality debt instruments. Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the fair value of the plan's assets or the accrued benefit obligation are taken into the determination of income over the average remaining service life of the related employees. The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

Non-pension post-retirement benefits are accrued and are funded by the company as they become due.

STOCK BASED COMPENSATION
The company has a share option plan as described in note 9(e). Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 9(e).

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

SITE RESTORATION AND POST CLOSURE COSTS
Expenses related to ongoing environmental and site restoration activities are accrued when a liability to incur the expenditure is known and can be measured. Actual expenditures are charged against the related provision.

Provisions for future site restoration and reclamation and other post closure costs in respect of operating sites are charged to earnings over the estimated life of the assets, commencing when a reasonable estimate of the cost can be made. Annual recurring holding costs of legacy properties are expensed as incurred.

EARNINGS PER SHARE
Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the 'treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should 'in the money' options and warrants be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period. Convertible securities are included in the calculation if dilutive. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

HEDGING TRANSACTIONS
The company uses forward foreign exchange and commodity contracts and interest rate swaps to manage its exposure to fluctuating exchange rates, commodity prices and interest rates. Realized gains and losses relating to these foreign exchange and commodity hedge instruments are taken into revenue at the time the commodities to which they are matched are sold. The company also designates a portion of its U.S. currency debt as a hedge against a portion of its net investment in foreign subsidiaries whose functional currency is the U.S. dollar. Foreign exchange gains and losses on the designated portion are included in the cumulative translation adjustment in shareholders' equity.

2. ACQUISITIONS AND DISPOSITIONS

(a) Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust

On February 28, 2003, the company completed a transaction with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash to obtain a 35% interest in the resulting Elk Valley Coal Partnership (Coal Partnership). Under the terms of the Partnership Agreement, Teck Cominco Limited is the manager of the Coal Partnership. This interest may be increased to 40% should the Coal Partnership meet certain earnings and efficiency targets by March 31, 2007.

On formation of the Coal Partnership the net assets of the partnership were assigned costs based on their fair values as follows:

	($ in millions)
Purchase price	
Book value of net assets contributed to the Coal Partnership	$167
Cash contributed	125
Total cost of acquisition	$292
Assets acquired	
Product inventories	$ 53
Other current assets	42
Property, plant and equipment	368
	463
Liabilities assumed	
Current liabilities	51
Long-term debt	8
Other long-term liabilities	35
Future income tax liability	77
	171
Net assets acquired	$292

The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), formed by the reorganization of Fording into an income trust. FCCT owns 65% of the Coal Partnership and other assets. Accordingly, the company's direct and indirect interest in the Coal Partnership is 41% with the potential of increasing to approximately 46%. The company has accounted for its 35% direct interest in the partnership on the proportionate consolidation basis. The company's 9.1% interest in FCCT is included in investments and is recorded at cost plus the company's share of earnings of the trust less cash distributions.

(b) Investment in Antamina

The company owns a 22.5% interest in Compañia Minera Antamina S.A. (CMA), which owns the Antamina mine. On July 1, 2003, CMA delivered to the senior lenders the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse to the shareholders of CMA (note 6(c)). This resulted in certain voting restrictions on the company in relation to the management of CMA being removed. Prior to July 1, 2003 the company's net investment in CMA was included in property, plant and equipment and earnings were equity accounted.

Commencing July 1, 2003, the company began to proportionately consolidate its investment in CMA reflecting its share of the assets, liabilities, revenues, expenses and cash flows of CMA in these financial statements.

Values were assigned to the net assets of CMA at the date of commencement of proportionate consolidation as follows:

	($ in millions)
Cash	$ 41
Working capital	27
Property, plant and equipment	611
Long-term debt	(360)
Other liabilities	(12)
Net investment	$307

(c) Disposition of Los Filos Property

In October 2003, the company completed the sale of its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. for cash proceeds of US$48 million. The company recorded a gain on disposition of $58 million (US$43 million) before provision for income tax of $17 million.

(d) Acquisition of Lennard Shelf Zinc Mines

In November 2003, the company completed the purchase of the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines were shut down and placed on care and maintenance prior to the acquisition.

(e) Sale of PacMin

In November 2001, the company disposed of its interest in PacMin Mining Corporation and realized no gain or loss on the sale. The company received cash of $52 million and 17.4 million shares of the purchaser, Sons of Gwalia Ltd. In addition the purchaser assumed $89 million of PacMin debt.

(f) Sale of Niobec Mine

In March 2001, the company sold its 50% interest in the Niobec mine in Quebec to Mazarin Inc. The company received cash proceeds of $43 million and a note in the amount of $5 million. An after-tax gain of $11 million was realized on the sale.

3. INVESTMENTS

	2003	2002
	($ in millions)	
Investments and advances		
Inco Limited common share (note 8)	$246	$246
Fording Canadian Coal Trust (note 2(a))	141	–
Sons of Gwalia Ltd.	64	64
Marketable securities	22	24
Loans receivable	–	76
Other	5	4
	$478	$414

Investments in Fording Canadian Coal Trust, Sons of Gwalia Ltd. and marketable securities with a carrying value of $227 million (2002 - $88 million) had a quoted market value of $316 million (2002 - $95 million) at December 31, 2003.

4. PROPERTY, PLANT AND EQUIPMENT

	2003	2002
	($ in millions)	
Mines and processing facilities	$4,618	$3,949
Accumulated depreciation and depletion	(1,346)	(1,191)
	3,272	2,758
Development projects and other	343	287
Investment in Antamina (note 2(b))	–	348
	$3,615	$3,393

5. OTHER ASSETS

	2003	2002
	($ in millions)	
Future tax benefits and investment tax credits (note 11)	$130	$139
Pension assets (note 14)	57	10
Amounts held on deposit	25	30
Other	29	17
	$241	$196

6. LONG-TERM DEBT

	2003	2002
	($ in millions)	
Convertible debenture due 2006 (a)	$ 202	$241
6.875% debenture due February 2006 (US$150 million)	194	237
7% debenture due September 2012 (US$200 million) (b)	255	312
Antamina senior debt (c)	323	–
Cajamarquilla debt (2003 - US$60 million; 2002 - US$88 million) (d)	78	138
Revolving credit facility (g)	46	–
Other	5	31
	1,103	959
Less current portion (f)	(58)	(26)
	$1,045	$933

(a) In 1994 the company received net proceeds of $186 million on the issue of US$137 million deep discount convertible subordinated debentures, with a stated amount of US$170 million, due in 2006. The debentures bear interest on the issue price at 6% per annum, computed on a semi-annual basis. The cash interest payment is 3.75% of the stated value, with the balance deferred to maturity in 2006. Conversion is at the option of the holder at any time on or prior to maturity into Class B Subordinate Voting Shares at a conversion rate of 46.551 shares per US$1,000 of stated amount at maturity. The debentures are redeemable at any time at the option of the company. In December 2001, the company entered into interest rate swaps with respect to US$100 million of this debt. The 3.75% cash portion of the interest rate has been exchanged for a floating interest rate of LIBOR less 1.0%.

(b) In September 2002, the company issued debentures in the amount of US$200 million, bearing interest at 7% and due September 15, 2012.

(c) In 1999, Compañia Minera Antamina S.A. (CMA) completed a senior debt financing for the Antamina project. In connection with the financing, the company had provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion phase. On July 1, 2003, CMA delivered the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse to the CMA shareholders.

All material assets and agreements of CMA and the common shares and subordinated debt of CMA held by the company are pledged as security for the senior debt facilities. The interest rates on the senior debt are based on LIBOR plus a variable spread. The repayment terms of the principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002. Semi-annual principal repayments of US$16 million are being made by CMA with respect to the company's US$250 million share of the senior debt. Certain conditions must be met prior to distributions by CMA to shareholders including the requirement to make prepayments on the senior debt. In addition, CMA must maintain cash balances with the senior lenders which may only be used to make these payments. The company's share of these balances totalled $28 million at December 31, 2003.

(d) Cajamarquilla has an outstanding term loan of US$55 million and a working capital facility for US$17 million of which US$5 million was drawn at December 31, 2003. The interest rates on these loans are based on LIBOR plus a variable spread and semi-annual principal payments of US$4 million are being made on the term loans. The working capital loan is due in April 2004 and discussions are underway to extend the facility.

The assets of Cajamarquilla and the common shares of Cajamarquilla held by the company and Marubeni Caja Investments Limited are pledged as security for the outstanding term and working capital loans. The company has guaranteed 83% of the loans.

(e) The Elk Valley Coal Partnership has a $120 million revolving credit facility for working capital purposes, of which the company's 35% share is $42 million. At December 31, 2003, the Coal Partnership had not drawn on this credit facility but had issued letters of credit totalling $32 million.

(f) Scheduled repayments on long-term debt are $58 million in 2004, $51 million in 2005, $452 million in 2006, $51 million in 2007, $97 million in 2008 and $394 million thereafter. Included in the current portion of long-term debt are $10 million of the term loan and the $7 million (US$5 million) working capital loan of Cajamarquilla.

(g) At December 31, 2003, the company had revolving credit facilities aggregating $808 million. The amount of the company's revolving credit facilities becoming due is $84 million in 2004, $269 million in 2006, $405 million in 2007 and $50 million in 2008. The company has issued $111 million of letters of credit in addition to the drawn portion of $46 million, with the unused portion of the credit facility amounting to $651 million as at December 31, 2003.

7. OTHER LIABILITIES

	2003	2002
	($ in millions)	
Accrued post-closure costs		
Site restoration costs	$136	$143
Other post-closure costs	25	17
Accrued pension liability (note 14)		
Defined benefit pension plan	39	21
Other post-retirement benefits	130	127
Provision for worker compensation benefits	24	20
Minority interest in Cajamarquilla	24	30
Other	30	23
	$408	$381

8. DEBENTURES EXCHANGEABLE FOR INCO COMMON SHARES

	2003	2002
	($ in millions)	
Exchangeable debentures due 2021 at quoted market value	$285	$186
Deferred gain (loss)	(37)	62
	$248	$248

In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest. The company may satisfy the exchange obligation by a cash payment determined with reference to the market value of the common shares at the time of the exchange.

The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount related to the market value of the Inco common shares at the time of redemption.

The Inco common shares (note 3) held by the company have been pledged as security for the exchangeable debentures and the company has designated the Inco common shares as a hedge against these exchangeable debentures. As a result any gains and losses on the Inco common shares are offset by corresponding gains and losses on the exchangeable debentures.

9. SHAREHOLDERS' EQUITY

	2003		2002	
($ in millions)	Shares *(in 000's)*	Amount	Shares *(in 000's)*	Amount
Exchangeable debentures due 2024 (a)		$ 107		$ 107
Capital stock				
Class A common shares	4,682	7	4,682	7
Class B Subordinate Voting Shares (d)	181,810	1,803	179,855	1,779
		1,810		1,786
Contributed surplus		50		50
Cumulative translation adjustment (i)		(43)		105
Retained earnings		581		472
		$ 2,505		$ 2,520

(a) Exchangeable debentures due 2024

In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco. At the time of the merger with Cominco in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield using a share price of $9.72. In 2003, the interest rate so determined was 4.06%.

The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium over the market value of the underlying Class B Subordinate Voting Share which was $56 per $1,000 principal amount of debenture at December 31, 2003 and declines to nil in 2007.

By virtue of the company's option to deliver a fixed number of Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

(b) Authorized share capital

The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B Subordinate Voting Share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a Class A share, if the take-over bid is accepted by holders of a majority of the Class A shares.

(c) Preference shares

In November 2003, the Articles of the company were amended and the company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly-owned subsidiary, Teck Cominco Metals Ltd. (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices these shares are expected to expire in March 2006 without any dividends or redemptions. The company has assigned no value to these shares.

(d) Class B Subordinate Voting Shares

	Shares Issued *(in 000's)*	Amount *($ in millions)*
At December 31, 2000	101,802	$ 868
Issued in respect of Cominco merger	78,482	913
Options exercised	67	1
Purchased and cancelled	(1,495)	(13)
Issued in respect of an amendment to the Articles of the company (h)	938	10
Issued to holders of shares of predecessor companies merged with the company	2	–
At December 31, 2001	179,796	1,779
Options exercised (e)	59	–
At December 31, 2002	179,855	1,779
Options exercised (e)	1,943	24
Issued to holders of shares of predecessor companies merged with the company	12	–
At December 31, 2003	181,810	$1,803

At December 31, 2003 there were 378,878 Class B Subordinate Voting Shares (2002 – 391,204 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

(e) Share options

In the year ended December 31, 2003, the company granted to directors and employees 1,301,000 Class B Subordinate Voting Share options at market with a weighted average exercise price of $11.70 per share. These share options have a term of six years and expire in 2009. At December 31, 2003, outstanding director and employee share options totalled 6,224,000 (3.4.% of issued share capital) with exercise prices ranging between $6.39 and $19.80 per share.

As permitted by generally accepted accounting principles, the company does not use the fair value method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $3 million (2002 - $5 million) in respect of its employee and director share options granted in 2003. Pro forma earnings for 2003 and 2002 determined under the fair value method of accounting for stock options are as follows:

	2003	2002
		($ in millions)
Net earnings		
As reported	$ 149	$ 30
Compensation expense	(3)	(5)
Pro forma net earnings	$ 146	$25
Basic earnings per share		
As reported	$ 0.79	$ 0.15
Pro forma	$ 0.77	$ 0.12
Diluted earnings per share		
As reported	$ 0.76	$ 0.15
Pro forma	$ 0.74	$ 0.12

The weighted average fair value of Class B Subordinate Voting Share options was estimated as $2.52 per share option (2002 - $3.07) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2003	2002
Dividend yield	1.77%	1.5%
Risk free interest rate	4.50%	4.42%
Expected life (based on recent experience)	3.5 years	3.7 years
Expected volatility	25%	25%

Outstanding share options:

	2003		2002	
	Shares *(in 000's)*	Weighted Average Exercise Price	Shares *(in 000's)*	Weighted Average Exercise Price
Outstanding at beginning of year	8,254	$14.51	6,779	$14.68
Granted under plan	1,301	11.70	1,671	13.76
Exercised	(1,943)	12.26	(59)	9.56
SARs exercised	(215)	13.83	(36)	11.54
Expired	(1,172)	22.08	(63)	17.68
Forfeited	(1)	15.46	(38)	16.63
Outstanding at end of year	6,224	$13.22	8,254	$14.51
Options vested and exercisable at year-end	6,224	$13.22	7,996	$14.48

Information relating to share options outstanding at December 31, 2003:

Shares *(in 000's)*	Price Range	Weighted Average Exercise Price	Weighted Average Remaining Life *(months)*
138	$ 6.39 – $ 9.00	$ 7.20	52
3,360	$10.00 – $13.00	11.59	51
1,286	$13.30 – $14.15	13.75	50
1,139	$15.50 – $17.85	16.56	46
301	$18.00 – $19.80	19.30	2
6,224		$13.22	47

(f) Share Appreciation Rights (SARs)

As at January 1, 2002, 3.7 million outstanding employee and director share options had attached SARs allowing the holder to receive the cash value of the appreciation of the value of the shares over the exercise price of the options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of SARs to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

In May 2002, the company made arrangements with certain directors and employees to waive the SARs attached to outstanding share options and at December 31, 2003 there were 102,000 SARs remaining outstanding.

(g) Warrants

In April 1999 the company completed the issue of 10,000,000 units, each comprising one Class B Subordinate Voting Share and one-half of a warrant, at an issue price of $15.00 per unit. Each whole warrant entitles the holder to purchase a Class B Subordinate Voting Share at a price of $18.00 at any time prior to May 26, 2004. If the average of the daily weighted average trading prices of the Class B Subordinate Voting Shares is not less than $22.50 per share during any 20 consecutive trading day period, the company must give notice requiring that the exercise price of the warrant be adjusted effectively so that the warrant's intrinsic value will not increase but could decrease following the 30th day from the date of notice.

(h) On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the company to adopt certain take-over bid protections (referred to as "coattails") for holders of Class B Subordinate Voting Shares. As a result of the implementation of the coattails protection, holders of Class A shares of record on September 25, 2001 received one new Class A share plus 0.2 of a Class B Subordinate Voting Share in exchange for each Class A share previously held. There were 938,372 Class B Subordinate Voting Shares issued in relation to the amendment.

(i) Cumulative Translation Adjustment

The cumulative translation adjustment represents the net unrealized foreign exchange gains or losses on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.

	2003 *($ in millions)*	2002
Cumulative translation adjustment – beginning of year	$105	$115
Exchange differences on investments in foreign subsidiaries	(338)	(16)
Exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries	190	6
Cumulative translation adjustment – end of year	$ (43)	$105

10. OTHER INCOME AND EXPENSE AND ASSET VALUATION WRITEDOWNS

(a) Other income (expense)

	2003	2002	2001
		($ in millions)	
Earnings from Fording Canadian Coal Trust	$ 10	$ –	$ –
Gain on sale of investments	22	16	11
Interest and investment income	5	19	40
Gain on sale of mining assets	–	–	19
Reduction in carrying value of investments	–	(22)	–
Foreign exchange gain (losses)	(5)	(2)	9
Provision for environmental costs	(21)	–	(8)
Insurance proceeds	20	–	–
Minority interest	–	1	–
Provision for workers compensation benefits on closed operations	(5)	–	–
Depreciation of non-operating assets	(5)	(3)	(3)
Miscellaneous income (expense)	(17)	(1)	(6)
	$ 4	$ 8	$62

(b) Asset valuation writedowns in 2001

The company performs periodic assessments of the carrying value of its mineral properties and investments. As a result of these assessments, the company recorded a writedown in 2001 of the carrying value of certain assets as follows:

	2001
	($ in millions)
Reduction in carrying value of non-operating mineral properties	$137
Reduction in carrying value of exploration related investments	17
Other	15
Asset valuation writedowns	169
Recovery of future income and resource taxes	(47)
Asset valuation writedowns, net of taxes	$122

11. INCOME AND RESOURCE TAXES

(a) Income and resource tax expense

	2003	2002	2001
		($ in millions)	
Current			
Income tax	$21	$ 14	$19
Resource tax	20	14	16
Large corporation tax	3	3	4
	44	31	39
Future			
Income tax	13	8	11
Resource tax	4	(34)	6
	17	(26)	17
	$61	$ 5	$56

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

	2003	2002	2001
		($ in millions)	
Tax expense at the statutory rate of 41% (2002 – 42%; 2001 – 44%)	$ 82	$7	$ 37
Tax effect of			
Resource and depletion allowances, net of resource taxes	5	5	6
Difference in tax rates in foreign jurisdictions	(21)	(17)	(14)
Benefit of current tax losses not recognized	–	20	50
Reduction in statutory rates and other changes in tax legislation	(5)	–	(21)
Large Corporation Tax	3	3	4
Benefit of capital gains rate difference and other	(3)	(13)	(6)
	$ 61	$ 5	$ 56

(c) Temporary differences giving rise to future income tax assets and liabilities

	2003	2002
	($ in millions)	
Future income tax asset		
Investment tax credits	$ 47	$ 74
Net operating loss carry-forwards	224	327
Property, plant and equipment	–	(95)
Other	3	15
Valuation allowance	(144)	(175)
	130	146
Less current portion	–	(7)
(Note 5)	$ 130	$ 139
Future income tax liability		
Property, plant and equipment	$ 632	$ 507
Net operating loss carry-forwards	(29)	(13)
Other	66	62
	$ 669	$ 556

For income tax purposes, the company has regular tax net operating loss carry-forwards of $790 million and alternative minimum tax net operating loss carry-forwards of $348 million, which expire in the years 2004 through 2022. Also available to offset future regular taxes are $56 million of investment tax credits, which expire in various years through 2013.

12. PARTNERSHIPS AND JOINT VENTURES

The principal operations of the company which are accounted for as partnerships and joint ventures are the Elk Valley Coal Partnership and the Antamina, Bullmoose, Highland Valley Copper, Louvicourt and Hemlo mines. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

	2003	2002	2001
			($ in millions)
Assets			
Cash	$ 77	$ (3)	$ 5
Other current assets	198	117	106
Mineral properties, plant and equipment	1,179	283	335
	$1,454	$397	$446
Liabilities and Equity			
Current liabilities	$ 80	$ 53	$ 57
Long-term liabilities	525	94	41
Equity	849	250	348
	$1,454	$397	$ 446
Earnings			
Revenue	$1,019	$485	$ 515
Expenses	832	442	434
	$ 187	$ 43	$ 81
Cash Flow			
Operating activities	$ 325	$102	$ 126
Financing activities	(30)	(5)	5
Investing activities	(50)	(17)	(25)
Distributions	(204)	(88)	(123)
Cash recognized on consolidation of Antamina	41	–	–
Effect of exchange rates on cash	(2)	–	–
Increase (decrease) in cash	$ 80	$ (8)	$ (17)

13. SUPPLEMENTARY CASH FLOW INFORMATION

	2003	2002	2001
			($ in millions)
(a) Changes to non-cash working capital items			
Accounts and settlements receivable	$ (76)	$ (15)	$ 54
Production inventories	101	47	(85)
Supplies and prepaid expenses	1	27	4
Accounts payable and accrued liabilities	47	(26)	(17)
Current income and resource taxes	2	17	(47)
Other	(13)	1	(28)
	$ 62	$ 51	$(119)
(b) Other information			
Interest paid	$ 57	$ 55	$ 68
Income and resource taxes paid	$ 14	$ 15	$ 42
(c) Non-cash investing and financing transactions			
Shares issued in merger with Cominco	$ –	$ –	$ 913

14. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

Substantially all of the company's employees participate in either defined benefit or defined contribution pension plans.

The defined benefit plans provide for pensions based principally on years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made at or in excess of the minimum requirements prescribed by legislation.

(a) Actuarial valuation of funding surplus (deficit)

	2003		2002	
($ in millions)	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 835	$ 172	$ 814	$ 142
Changes in methodology and assumptions	(3)	16	13	–
Actuarial revaluation	(7)	1	11	24
Current service cost	15	2	14	3
Benefits paid	(59)	(8)	(72)	(7)
Interest cost	55	11	53	10
Impact of new discount rate at year-end	18	5	2	1
Plan improvements	2	–	–	–
Foreign currency exchange rate changes	(16)	(7)	–	–
Transfers to other plans	(3)	(2)	–	–
Transfers from other plans	57	5	–	–
Other	–	8	–	(1)
Balance at end of year	894	203	835	172
Plan assets				
Fair value at beginning of year	693	–	752	–
Actual return on plan assets	102	–	(18)	–
Benefits paid	(59)	(8)	(72)	(7)
Foreign currency exchange rate changes	(10)	–	–	–
Contributions	49	8	31	7
Transfer to other plans	(3)	–	–	–
Transfer from other plans	44	–	–	–
Fair value at end of year	816	–	693	–
Funding surplus (deficit)	(78)	(203)	(142)	(172)
Unaccrued deficiency	96	73	131	45
Total accrued (liability) asset	$ 18	$ (130)	$ (11)	$ (127)
Represented by				
Pension assets (note 5)	$ 57	$ –	$ 10	$ –
Accrued pension liability (note 7)	(39)	(130)	(21)	(127)
	$ 18	$ (130)	$ (11)	$ (127)

The funded status of the company's post-retirement benefit plans is as follows:

	Defined Benefit Pension Plans					
	2003			2002		
($ in millions)	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total
Plan assets	$123	$ 693	$ 816	$ 26	$ 667	$ 693
Benefit obligations	115	779	894	26	809	835
Excess (deficit) of plan assets over benefit obligations	$ 8	$ (86)	$ (78)	$ –	$(142)	$(142)

(b) Employee future benefits expense

	2003		2002		2001	
($ in millions)	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Current service cost	$ 15	$ 2	$ 14	$ 3	$ 15	$ 4
Interest cost	50	11	53	10	48	8
Expected return on assets	(48)	–	(50)	–	(51)	–
Amortization of unaccrued deficiency	13	2	2	1	–	–
Early retirement window	2	–	–	–	4	–
Prior service cost recognized	1	–	–	–	–	–
Net expense recognized for the year	$ 33	$ 15	$ 19	$14	$ 16	$12

(c) Significant assumptions used

Discount rate used to determine accrued benefit obligation	6.25%	6.25%	6.5%	6.5%	6.5%	6.5%
Expected long-term rate of return on plan assets	7.5%	–	7.5%	–	7.5%	–
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Assumed health care cost trend rate	–	12.0% to 5.0%	–	9.0% to 5.0%	–	9.0% to 5.0%

(d) Plan assets

The company's pension plan asset allocation at December 31 is as follows:

	2003	2002
Equity securities	62%	55%
Debt securities	33%	41%
Real estate	4%	3%
Other	1%	1%
Total	100%	100%

(e) Defined contribution pension expense

The defined contribution pension expense for the year ended December 31, 2003 was $6 million (2002 - $5 million; 2001 - $5 million).

15. COMMITMENTS AND CONTINGENCIES

(a) The company's hedging commitments at December 31, 2003 were as follows:

	2004	2005	2006	2007	2008 - 2010	Total	Market Value Gain (Loss)
							(Cdn$ millions)
Gold (000's ozs)							
Forward sales contracts	13	–	–	44	87	144	$(15)
Average price (US$/oz)	US$350	–	–	US$350	US$350	US$350	
Forward sales contracts	59	55	32	7	–	153	(5)
Average price (C$/oz)	C$513	C$528	C$519	C$520	–	C$520	
Copper (million lbs)							
Forward collars	20	–	–	–	–	20	(2)
Average upper limit (US$/lb)	US$0.96	–	–	–	–	US$0.96	
Average lower limit (US$/lb)	US$0.91	–	–	–	–	US$0.91	
US dollars (millions)							
Forward sales contracts	US$190	US$210	US$122	–	–	US$522	95
Average exchange rate	1.53	1.48	1.47	–	–	1.50	
US dollars (millions)							
Forward collars	US$117	US$10	–	–	–	US$127	33
Average upper limit	1.56	1.60	–	–	–	1.57	
Average lower limit	1.61	1.64	–	–	–	1.61	
Power (MW.h)							
Forward sales contracts	318,400	–	–	–	–	318,400	2
Average price (US$/MW.h)	US$43	–	–	–	–	US$43	
							$108

Interest Rate Swaps

Principal Amount *($ millions)*	Rate Swapped	Rate Obtained	Maturing Date	Unrealized Gain *($ millions)*
US$100	3.75%	LIBOR minus 0.96%	July 2006	$ 7
US$100	7.00%	LIBOR plus 2.14%	September 2012	4
				$ 11

In addition to the above hedging commitments, the company has forward purchase commitments on 92 million pounds of zinc averaging US$0.39 per pound maturing in 2004 to 2005 to match fixed price sales commitments to customers.

Included in the gold hedge position are 229,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2003 the one-year lease rate was 0.40%, and the average floating rate achieved to date is 1.20%.

Included in the U.S. dollar forward sales contracts of $522 million is the company's share of forward sales contracts held by the Coal Partnership of US$309 million.

(b) Teck Cominco Alaska Incorporated (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual advance royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships substantially all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$8 million, with adjustment provisions based on variable cost factors.

(c) The Elk Valley Coal Partnership has provided an unsecured guarantee, limited in recourse against the company to the assets of the Coal Partnership and the interest of the company therein, with respect to up to $420 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in the Coal Partnership.

(d) Amounts payable under operating leases are estimated to be $65 million, with annual payments of $20 million in 2004, $13 million in 2005, $11 million in 2006, $9 million in 2007, $8 million in 2008 and $4 million thereafter. The leases are primarily for office rent and rail cars.

(e) The company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. These include a commitment for the supply of power at Cajamarquilla until 2017 and the remaining commitment is approximately US$250 million. The majority of these contracts are subject to force majeure provisions.

(f) The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

(g) On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of a merger of the pension plans in the 1980s. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have sought leave to appeal to the Supreme Court of Canada and the company has filed written submissions opposing the application. A decision on the application is expected toward the middle of the year.

(h) The United States Environmental Protection Agency (EPA) has asserted that Teck Cominco Metals Ltd. (TCML) is liable under the United States superfund statute (CERCLA) for investigation and remediation costs in respect of metals in sediments in Lake Roosevelt and the upper reaches of the Columbia River arising from the historical operation of the Trail metallurgical facility in British Columbia. Teck Cominco American Incorporated (TCAI) has offered to fund comprehensive human health and ecological studies at an estimated cost of US$13 million to identify whether the conditions alleged by the EPA to be hazardous pose any actual risks and to identify any appropriate remediation measures. In December 2003, the EPA issued information requests to Teck Cominco Limited (TCL), TCML, TCAI and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study in accordance with

CERCLA protocols. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the grounds that the EPA lacks jurisdiction under CERCLA to issue either the request or the order to a Canadian company with respect to a Canadian operation. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

There can be no assurance that the offer by TCAI to fund these studies will resolve the matter, or that TCML and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

(i) On September 19, 2003, the company and Highland Valley Copper Partnership (HVC) produced documents to the Canadian Competition Bureau relating to the marketing of copper concentrates in response to an Order of the Federal Court of Canada issued on May 13, 2003 under Section 11 of the Competition Act and served on HVC. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers which is being conducted in Canada, the U.S. and Europe designed to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company, through its counsel, is co-operating with the Bureau and counsel is continuing its review. The company cannot predict the course of the investigation or when the investigation will be completed in any jurisdiction. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC whether in Canada or elsewhere or that HVC or the company will not face prosecution or liability whether under the Act or otherwise in relation to the investigation.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market value of the company's investments are disclosed in note 3, and the debentures exchangeable for Inco common shares are disclosed in note 8.

The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value *($ in millions)*
Convertible debentures due 2006	$202	$209	$241	$228
Exchangeable debentures due 2024	107	277	107	153
6.875% debenture	194	207	237	245
7% debenture due 2012	255	280	312	310
Unrealized hedging commitment gains (note 15(a))	–	119	–	(9)

The fair value estimates for the convertible debentures, the exchangeable debentures due 2024, the 7% debenture and the 6.875% debenture and medium-term notes are based on market prices. For forward sale commitments, the estimated fair value is based on the market value for the hedge instruments at the reporting date.

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

	2003	2002	2001
		($ in millions, except per share data)	
Net earnings (loss) under Canadian GAAP	$ 149	$ 30	$ (21)
Add (deduct)			
Inventory valuation (a)	17	(12)	(3)
Exchangeable debentures due 2024 and convertible debentures (b)	(3)	(3)	(3)
Share of earnings (losses) in Antamina and Fording (c)	12	1	(17)
Unrealized holding gains (losses) on investments (d)	–	–	5
Deferred start-up costs (e)	3	3	5
Stock compensation expense (f)	(4)	8	(8)
Derivative instruments (g)	140	32	32
Asset retirement obligation (h)	(19)	–	–
Future income and resource taxes (j)	3	–	7
Tax effecting of adjustments	(74)	(9)	(4)
Net earnings (loss) before changes in accounting principle	224	50	(7)
Derivative instruments – cumulative adjustment (g)	–	–	(43)
Asset retirement obligation – cumulative adjustment (h)	(58)	–	–
Tax effecting of adjustments	21	–	17
Net earnings (loss) under US GAAP before comprehensive income adjustments	187	50	(33)
Derivative instruments – cumulative adjustment (g)	–	–	(28)
Unrealized holding gains (losses) on investments (d)	36	(32)	29
Cumulative translation adjustment	(148)	(10)	62
Derivative instruments (g)	31	–	–
Minimum pension liability (i)	47	(60)	(67)
Tax effecting of adjustments	(17)	40	27
Comprehensive income (loss)	$ 136	$ (12)	$ (10)
Earnings (loss) per share, before changes in accounting principle and comprehensive income adjustments			
Basic	$1.21	$0.26	$ (0.11)
Diluted	$1.16	$0.26	$ (0.11)
Shareholders' equity under Canadian GAAP	$2,505	$2,520	$2,540
Cumulative adjustments to shareholders' equity			
Inventory valuation (a)	–	(17)	(5)
Exchangeable debentures due 2024 and convertible debentures (b)	(113)	(115)	(117)
Share of losses in Antamina and Fording (c)	(4)	(16)	(17)
Unrealized holding gains (losses) on investments (d)	33	(3)	29
Deferred start-up costs (e)	(10)	(13)	(16)
Stock compensation expense (f)	(4)	–	(8)
Derivative instruments (g)	165	(6)	(38)
Asset retirement obligation (h)	(77)	–	–
Minimum pension liability (i)	(80)	(127)	(67)
Future income and resource taxes (j)	3	–	–
Tax effecting of adjustments	(14)	85	58
Shareholders' equity under US GAAP	$2,404	$2,308	$2,359

(a) Coal Inventory Valuation at Bullmoose Mine

Under Canadian GAAP, production inventories may be recorded at net realizable value where there is a long-term contract for sale. US GAAP requires such inventory to be valued at the lower of cost and market. The Bullmoose mine, which sold coal under long-term contracts for sale, was closed during 2003.

(b) Exchangeable Debentures due 2024 and Convertible Debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and the contractual liability is amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. US GAAP would classify both debentures as liabilities and interest would be charged against current period earnings.

(c) Share of Earnings (Losses) in Compañia Minera Antamina S.A. (CMA) and Fording Canadian Coal Trust (FCCT)

Adjustments in respect of the company's share of earnings in CMA (note 2) and FCCT arise due to various differences between US and Canadian GAAP. Prior to June 30, 2003, the company equity accounted its interest in CMA. The company began to proportionately consolidate its investment in CMA on July 1, 2003. As a result, the company's share of US GAAP reconciling items for CMA are separately included in the related adjustments beginning July 1, 2003.

(d) Unrealized Holding Gains (Losses) on Investments

For US GAAP purposes, portfolio investments and marketable securities are recorded on the balance sheet at fair values with unrealized gains and losses for trading securities being included in income and for available-for-sale securities in other comprehensive income. Portfolio investments are reported at cost for Canadian GAAP purposes.

(e) Deferred Start-Up Costs

In Canada, certain mine start-up costs are deferred until the mine reaches commercial levels of production and amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

(f) Stock Compensation Expense

US GAAP requires that the change in value of Stock Appreciation Rights be included in income. Canadian GAAP was aligned with US GAAP effective January 1, 2002. During 2003, the stock compensation expense relates to the company's proportionate share of the Coal Partnership's charge.

Effective January 1, 2004, the company will follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

(g) Derivative Instruments

Under the supervision of its Risk Management Committee, the company enters into forward sales contracts and other derivative instruments for sale of its principal products and the currencies in which it deals. The effect of these contracts is to reduce financial risk by fixing the future price for these products and currencies. Under US GAAP, such contracts, which do not result in the physical delivery of the products, require any unrealized gains or losses on the instruments at the balance sheet date to be taken into income. The derivative instrument comprehensive income in 2003 relates to the company's proportionate share of the Coal Partnership's designated hedges under FAS 133.

The Inco exchangeable debenture is accounted for as a fair value hedge for US GAAP purposes. The difference between the fair value of the debt and the carrying value of the debt is an embedded derivative which is marked to market at year-end. The difference between the change in fair value of the embedded derivative and the change in fair value of the underlying Inco common shares is taken to income to reflect the ineffective portion of the hedge.

Effective January 1, 2004, the company will adopt AcG 13 - Hedging Relationships, for Canadian GAAP purposes. This guideline addressed the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The requirements of the guideline are consistent with US GAAP.

(h) Asset Retirement Obligations

US GAAP requires that the fair value of a liability for an asset retirement obligation (an "ARO liability") be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. Effective January 1, 2003, the company recognized an additional ARO liability of $124 million, capitalized asset retirement cost of $66 million, a future tax asset of $21 million, and a reduction of retained earnings of $37 million, net of tax. The company adopted SFAS No. 143 effective January 1, 2003 for purposes of the US GAAP reconciliation note. Canadian GAAP was aligned with US GAAP effective January 1, 2004.

(i) Minimum Pension Liability

The company is required to recognize a minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the recorded pension liability. An offsetting intangible asset is recorded equal to any unrecognized past service costs, with any difference recorded as a change in other comprehensive income.

(j) Future Income and Resource Taxes

Under Canadian GAAP, changes in tax rates are reflected in future income taxes when they are "substantively enacted". Under US GAAP such changes in rates are not reflected until enacted. As certain Canadian rate reductions were not enacted at December 31, 2000, the impact of using the substantively enacted rates has been excluded in the determination of income under US GAAP, and has been included in income in 2001 when the new rates were enacted. The 2003 adjustment relates to US GAAP differences in CMA.

18. SEGMENTED INFORMATION

The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate. The corporate segment includes the company's investment, exploration and development activities. Sales between segments, initially recorded at arm's length prices, are eliminated in the Inter-Segment column. Segments include operations based upon the principal product produced.

	2003							
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other [1]	Inter-Segment	Total
Revenues	$ 982	$ 430	$394	$143	$547	$ 13	$(99)	$2,410
Operating profit after depreciation	46	50	83	31	95	4	(4)	305
Interest on long-term debt	–	–	–	–	–	(69)	–	(69)
Depreciation and amortization	(54)	(58)	(65)	(18)	(23)	–	–	(218)
Equity earnings	–	–	10	–	–	–	–	10
Property, plant and equipment	1,239	1,055	748	192	363	18	–	3,615
Total assets	1,561	1,420	928	206	472	680	–	5,267
Capital expenditures	43	52	22	23	19	3	–	162

Notes:

(1) Included in Corporate and Other are undeveloped mineral properties and investments.

(2) Antamina results are consolidated beginning July 1, 2003 and were equity accounted before that date.

($ in millions)	2002 Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other [1]	Inter-Segment	Total
Revenues	$ 914	$ 462	$277	$133	$463	$ 13	$(75)	$2,187
Operating profit after depreciation	35	(26)	32	20	116	4	2	183
Interest on long-term debt	–	–	–	–	–	(67)	–	(67)
Depreciation and amortization	(47)	(74)	(50)	(16)	(12)	–	–	(199)
Equity earnings	–	–	17	–	–	–	–	17
Property, plant and equipment	1,299	1,166	567	192	155	14	–	3,393
Total assets	1,606	1,640	651	207	254	600	–	4,958
Capital expenditures	75	50	31	18	11	2	–	187

($ in millions)	2001 Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other [1]	Inter-Segment	Total
Revenues	$ 979	$ 516	$308	$227	$412	$ 14	$ (77)	$2,379
Operating profit after depreciation	244	(3)	39	35	87	(4)	4	402
Interest on long-term debt	–	–	–	–	–	(77)	–	(77)
Depreciation and amortization	(43)	(86)	(51)	(34)	(11)	(1)	–	(226)
Asset valuation writedowns	–	–	–	–	–	(169)	–	(169)
Equity earnings (loss)	–	–	(1)	–	–	–	–	(1)
Property, plant and equipment	1,240	1,141	556	90	157	114	–	3,298
Total assets	1,719	1,576	621	100	204	913	–	5,133
Capital expenditures	75	102	96	53	14	6	–	346

Notes:
(1) Included in Corporate and Other are undeveloped mineral properties and investments.
(2) Antamina results are consolidated beginning July 1, 2003 and were equity accounted before that date.

The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

($ in millions)	Property, Plant & Equipment 2003	2002	Revenues 2003	2002	2001
Canada	$1,637	$1,475	$ 412	$ 337	$ 375
Australia	31	–	16	16	109
Latin America	850	642	181	128	187
United States	1,087	1,265	608	651	623
Asia	10	11	825	678	701
Europe	–	–	368	377	384
	$3,615	$3,393	$2,410	$2,187	$2,379

19. SUBSEQUENT EVENT

On January 29, 2004, the company announced that it had given notice to exercise its right of first refusal to acquire an additional 33.57% of the Highland Valley copper mine in British Columbia from BHP Billiton for US$73 million. The purchase is subject to settlement of a definitive purchase agreement and other customary conditions. On completion, the company will hold a 97.5% interest in the mine.

($ in millions, except per share information)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Balance Sheet										
Working capital	**541**	635	609	760	249	268	324	430	171	139
Total assets	**5,267**	4,958	5,133	5,102	2,662	2,340	2,359	2,580	1,990	1,801
Long-term debt	**1,045**	933	1,005	875	425	452	416	351	377	452
Shareholders' equity	**2,505**	2,520	2,540	1,695	1,613	1,275	1,344	1,530	1,288	1,057
Earnings and Cash Flow										
Revenue	**2,410**	2,187	2,379	1,206	622	715	720	732	714	551
Operating profit	**305**	183	402	247	78	94	106	137	161	130
Depreciation and amortization	**218**	199	226	139	93	96	94	89	80	55
Interest	**69**	67	77	57	49	44	42	34	31	12
Exploration	**30**	34	59	32	27	30	39	36	33	27
Earnings before unusual items	**108**	30	101	85	45	15	50	64	89	69
Unusual items, net of taxes	**41**	–	(122)	–	–	(64)	(225)	191	–	–
Net earnings (loss)	**149**	30	(21)	85	45	(49)	(175)	255	89	69
Cash flow from operations	**338**	201	418	239	110	128	140	158	155	122
Sale of investments	**24**	28	43	13	38	20	16	121	10	1
Capital expenditures	**162**	187	346	211	237	146	202	154	90	132
Investments	**297**	18	313	148	192	20	70	60	135	272
Per Share										
Net earnings before unusual items	**$ 0.57**	$ 0.15	$ 0.69	$ 0.77	$ 0.42	$ 0.15	$ 0.51	$ 0.66	$ 0.97	$ 0.77
Net earnings (loss)	**$ 0.79**	$ 0.15	$(0.17)	$ 0.77	$ 0.42	$(0.51)	$(1.81)	$ 2.65	$ 0.97	$ 0.77
Dividends - Class A and Class B shares	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Notes:

(1) *The company accounted for its investment in Cominco on an equity basis, with its interest in Cominco shown as an investment on the balance sheet and its share of earnings as equity earnings on the earnings statement, until it increased its ownership to 50% in October 2000. Commencing the fourth quarter of 2000, the Cominco accounts were consolidated, resulting in major increases to the balance sheet and earnings statement numbers offset by a provision for the 50% minority interest. In July 2001, the company acquired the remaining 50% through a merger with Cominco, eliminating the minority interest provisions.*

(2) *Antamina results are consolidated beginning July 1, 2003 and were equity accounted for before that date.*

Mineral Reserves (100%) [1]

		Proven		Probable		Total		
		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	6,090	5.49	4,250	4.61	10,340	5.13	
	Open-pit	11,060	1.63	8,070	1.66	19,130	1.65	
	David Bell	2,380	10.06			2,380	10.06	50
	Pogo			7,000	16.12	7,000	16.12	40[4]
			grade (%)		grade (%)		grade (%)	
Copper	Antamina	275,000	1.27	226,000	1.17	501,000	1.22	22.5
	Highland Valley	203,300	0.42	49,000	0.43	252,300	0.42	63.9
	Louvicourt	1,600	2.76			1,600	2.76	25
Zinc	Antamina	275,000	1.01	226,000	0.90	501,000	0.96	22.5
	Red Dog	25,600	21.3	56,000	16.5	81,600	18.0	100
	Louvicourt	1,600	2.0			1,600	2.0	25
	Pend Oreille			5,700	7.7	5,700	7.7	100
Lead	Red Dog	25,600	5.7	56,000	4.1	81,600	4.6	100
	Pend Oreille			5,700	1.4	5,700	1.4	100
Coal [3]	Fording River	153,000		112,000		265,000		41[5]
	Elkview	194,000		65,000		259,000		41
	Greenhills	95,000		8,000		103,000		41
	Coal Mountain	29,000		1,000		30,000		41
	Line Creek	13,000				13,000		41
	Cheviot	36,000		26,000		62,000		41

Notes:
(1) Mineral reserves are mine and property totals and are not limited to Teck Cominco's interest
(2) g/t = grams per tonne
(3) Coal reserves expressed as tonnes of clean coal
(4) The company has the right to earn a 40% interest under a development agreement
(5) Effective interest, representing a 35% interest in Elk Valley Coal Partnership and a 9.1% interest in Fording Canadian Coal Trust

The classification of mineral reserve and resource estimates is consistent with the classification system prescribed by the Canadian Securities Administrators in National Instrument 43-101, "Standards of Disclosure for Mineral Products". The mineral reserve estimates are reported separately from and are not aggregated with estimated mineral resources. Mineral resources do not have demonstrated economic viability. Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, metal recoveries and mining dilution, as well as assumptions relating to long-term commodity prices and, in certain cases, exchange rates. Assumptions with respect to operating matters are based on historical experience at the relevant operation and current mine plans, or, in the case of development properties, on feasibility study estimates. Methodologies for reserve and resource estimation vary from property to property depending on the style of mineralization, the local geology and other factors. Kriging is used for the estimation of reserves at the company's material base metal properties. Commodity price assumptions depend on the date of the relevant estimate, anticipated mine life and other factors. Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$325 per ounce. Mineral resources at Williams and David Bell have been estimated on the basis of assumed gold prices of US$375 and US$400 per ounce. Mineral reserves at Pogo have been estimated on the basis of US$300 per ounce. Mineral resources at Pogo and the other gold properties have been estimated using an assumed gold price of US$400 per ounce. Copper reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.69/lb while those at Antamina have been estimated using an assumed copper price of US$0.90/lb. Zinc reserves at Antamina and Red Dog have been estimated on the basis of US$0.50 and US$0.55/lb zinc, respectively, whereas at Pend Oreille, Sä Dena Hes, Kudz Ze Kayah and San Nicolas assumed prices of US$0.45 to US$0.60/lb zinc have been used in the estimation of reserves and resources. Underground inferred resources at Red Dog, extraction of which is expected to take place more than 25 years in the future, have been estimated on the basis of an assumed zinc price of US$0.70/lb.

Mineral reserve and resource estimates may be materially affected by a number of risks and uncertainties, including with respect to environmental, permitting, legal, title and other issues. These risks and uncertainties are discussed under the heading "Risks and Uncertainties" in the company's most recent Annual Information Form on file with Canadian securities regulators.

Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of qualified person Dan Gurtler, AIMM, who is an employee of Compañia Minera Antamina. Messrs. Armstrong and Gurtler are Qualified Persons for the purposes of National Instrument 43–101. Mineral reserve estimates for Louvicourt have been provided to the company by the project operator. Estimates of reserves and resources at Fording River, Greenhills, Coal Mountain, Line Creek and Cheviot were prepared under the supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Partnership, who is a Qualified Person for the purposes of National Instrument 43–101.

Mineral Resources (100%) [1]

		Measured		Indicated		Inferred		
		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	440	4.03	390	5.76	6,390	5.22	
	Open-pit	1,270	1.93	2,280	1.73	780	2.01	
	David Bell							50
	Underground	410	9.43					
	Open-pit			680	3.77			
	Pogo			770	8.92	1,230	16.90	40 [4]
	Lobo-Marte							60
	Lobo			64,210	1.79	5,660	1.70	
	Marte			33,470	1.58	3,590	1.35	
	Morelos					20,000	3.07	78.8
	Kudz Ze Kayah			11,300	1.30	1,500	2.00	100
			grade (%)		grade (%)		grade (%)	
Copper	Antamina	28,000	0.50	31,000	0.47	28,000	0.79	22.5
	San Nicolas	1,880	0.73	78,080	1.34	7,020	1.28	79
	Kudz Ze Kayah			11,300	0.90	1,500	0.14	100
Zinc [8]	Antamina	28,000	0.20	31,000	0.27	28,000	0.99	22.5
	Red Dog			9,000	17.4	37,100	13.8	100
	San Nicolas	1,880	3.6	78,080	1.8	7,020	1.4	79
	Pend Oreille					3,300	6.6	100
	Kudz Ze Kayah			11,300	5.9	1,500	6.4	100
	Sä Dena Hes			2,190	10.4			50
Lead	Red Dog			9,000	5.2	37,100	4.3	100
	Pend Oreille					3,300	1.3	100
	Kudz Ze Kayah			11,300	1.5	1,500	3.1	100
	Sä Dena Hes			2,190	2.6			50
Titanium	White Earth [3]			428,000	11	1,031,000	10	100
Coal [5]	Fording River	463,000		194,000		2,721,000		41 [7]
	Elkview	1,318,000		308,000		181,000		41
	Greenhills	5,000		325,000		650,000		41
	Coal Mountain	66,000		41,000		24,000		41
	Line Creek	65,000		177,000		119,000		41
	Cheviot	2,000		7,000				41
	Other [6]	213,000		274,000		473,000		41

Notes:
(1) Mineral resources are mine and property totals and are not limited to Teck Cominco's interest
(2) g/t = grams per tonne
(3) Grade reported as % TiO_2
(4) The company has the right to earn a 40% interest under a development agreement
(5) Coal resources expressed as tonnes of raw coal
(6) Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.
(7) Effective interest, representing a 35% interest in Elk Valley Coal Partnership and a 9.1% interest in Fording Canadian Coal Trust
(8) In November, 2003 the company acquired the Lennard Shelf zinc mine in Western Australia, which was placed on care and maintenance at the time of the acquisition. The company will prepare a resource estimate for this property on completion of a mine redevelopment study and an exploration program, which are underway.



ROBERT J. WRIGHT
Deputy Chairman, Lead Director and Chairman, Corporate Governance Committee

Last year, in his Chairman's letter, Norman Keevil noted that "corporate governance has become a major issue". It has continued to be a major issue, in part because of the evolving rules relating to how companies reflect good corporate governance in their practices and in part because of a series of scandals both here and internationally which continue to emphasize that there is a long way to go in re-establishing confidence in the corporate sector and in those who are responsible for managing and directing the affairs of individual corporations.

The regulatory and legislative initiatives that began in 2002 continued to evolve in 2003. As we noted in our report for 2002, Teck Cominco responded to draft proposals in Canada and the U.S.A. immediately by restructuring its Board, updating its governance policies and improving the company's disclosure of governance matters.

Of the Board of Directors, a majority are unrelated and independent. A brief biography of each director is included in this report and in our Information Circular. The Board meets without management at each of its meetings. The Board continued its practice in 2003 of holding in-depth Board briefings prior to most of its scheduled meetings. The Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee are comprised entirely of unrelated directors. All of the other board committees are made up of a majority of unrelated directors. Three members of the Audit Committee qualify as Financial Experts as defined in relevant regulations. Hugh J. Bolton, Deputy Chair of the Committee, has been named the company's Audit Committee Financial Expert.

Our Audit Committee has always played a key role in overseeing the financial affairs of the company. With the advent of *Sarbanes-Oxley* in the United States and the Canadian Audit Committee Rules that came into effect January 1, 2004, that role has been considerably enhanced. The mandate of the Committee is reviewed annually, together with the Committee's key practices. Further amendments to both documents were made in 2003. The Committee and its Chairman, Keith Steeves, are actively involved throughout the year in overseeing the work of the independent auditor and ensuring that the auditor's independence is not compromised by the provision of unauthorized or inappropriate non-audit services.

We have been reviewing the company's approach to long-term incentive compensation with a view to reducing the company's reliance on stock options. Prior to the Annual Meeting, the Board will approve Deferred Share Unit and Restricted Share Unit Plans that will further align the interests of directors and senior officers with those of the shareholders. The Board has instituted a policy requiring mandatory shareholding for directors and is considering appropriate levels for named executive officers. You will find more details on the plans and on our compensation policy in the Information Circular.

Each year, the company's legal and corporate risk management groups prepare a comprehensive Global Risk Management Report for the Board. The report contains a comprehensive review of the risks facing the company and the risk management processes in place to deal with those risks. The report and the discussion that it stimulates greatly assists the Board in understanding the principal risks of all aspects of the business of the company.

Under the direction of the Audit Committee, the company's financial group has embarked on a comprehensive review of internal controls. The review of control documentation is almost complete and management will test the controls later this year. Management's testing procedures will then be reviewed and certified by the independent auditors.

In 2002, the company established a Disclosure Committee comprised of all our senior managers. The Disclosure Committee is tasked with ensuring that the company's disclosure complies with our Disclosure Policy and that all material information is promptly disclosed. The Committee meets at least quarterly and at least one of the meetings is attended by the Chair of the Audit Committee.

In 2004, we will continue to monitor the company's policies to ensure that they are fully responsive to industry and regulatory initiatives and represent "best practices". As I stated in last year's report, we take our responsibilities and commitments seriously and management and the Board will continue to make every effort to foster a culture within Teck Cominco that conforms to the spirit and intent as well as the technical requirements of all laws, regulations and rules which govern us. I continue to believe that it is this promise that makes Teck Cominco's corporate governance principles meaningful and effective. If we find an issue that needs to be addressed we will do so expeditiously and transparently.

We are proud of the way our company has developed and the way in which it is managed. We believe that our success and our concept of being "the partner of choice" have been in substantial part the result of the way in which over the years we have carried on our business, and the reputation for fair dealing that we have earned. We are confident that if we continue as we have done in the past, Teck Cominco, its employees and the communities in which we operate will prosper.



ROBERT J. WRIGHT
Deputy Chairman, Lead Director and
Chairman, Corporate Governance Committee
February 20, 2004



joined the Board of Teck Corporation in 1963 and was a member of the Board of Cominco from 1986 to the date of the merger. He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.). He received an honourary LL.D from the University of B.C. in May, 1993. He was Vice-President Exploration at Teck Corporation from 1962 to 1968, Executive Vice-President from 1968, President and CEO from 1981 to 2001 and is presently non-executive Chairman of the Board of Teck Cominco. He is a Director of Fording Inc. and Aur Resources Inc. and a Lifetime Director of the Mining Association of Canada. Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January, 2004. Dr. Keevil is 66. (1)



served as Chairman of the Board of Teck Corporation from 1994 to 2000 and has been Deputy Chairman since 2000. He was a member of the Board of Cominco from 1994 to the date of the merger. He is currently Lead Director and Chairman of the Corporate Governance & Nominating Committee of Teck Cominco. Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and the Chairman of the Ontario Securities Commission from 1989 to 1993. He is a Trustee of the Fording Canadian Coal Trust, a Director of the Mutual Fund Dealers Association, the AARC Foundation and is a member of the Investment Committee of the Workplace Safety and Insurance Board of Ontario. Mr. Wright was appointed a Member of the Order of Canada in April, 1997. Mr. Wright is 71. (1), (2), (3), (4), (5), (6)



became Deputy Chairman and Chief Executive Officer in August 2001, having been a Director of Teck Corporation since 1980 and Cominco since 1986. He is a graduate of the London School of Economics and Harvard Business School (Advanced Management Program). He was co-Managing Director of Messina (Transvaal) prior to joining Teck in 1980 and has held a variety of senior management positions, including President and Chief Executive Officer of Cominco from 1995 to 2001. He is a Director of Fording Inc. Mr. Thompson is 64. (1)



joined the Board of Teck Corporation in February 1995 and was a member of the Board of Cominco from 1997 to the date of the merger. Mr. Aune, a chartered accountant, joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990 when he left to become Chairman of St. James Financial Corporation, a private investment company. He is a Director of a number of Canadian public and private corporations including BMO Nesbitt Burns Corporation Limited, Constellation Software Inc., The CSL Group Inc. and Investors Group Corporate Class Inc. Mr. Aune is 64. (1), (3), (4), (5)



has served on the Board of Cominco since 1986 and the Board of Teck Cominco since 2001. He is a graduate of the University of Saskatchewan (B.A. / B. Com.), the University of California in Berkeley (M.B.A.), and the University of Washington (Ph. D.). He has been President Emeritus of the University of Regina since 1990. He is a Trustee of the Fording Canadian Coal Trust, a Director of CanWest Global, Molson Inc. and Greystone Capital Management. Dr. Barber was appointed a Companion, Order of Canada in April, 1993. Dr. Barber is 71. (3), (4), (6)



joined the Board of Cominco in 1998 and the Board of Teck Cominco in 2001. He is a graduate of the University of Alberta (B.A. Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and Chairman and CEO from 1991 to 1998. He is presently Chairman of Epcor Utilities Inc., Chairman of Matrikon Inc. and Director of the Toronto Dominion Bank, Canadian National Railway Company and the Canadian Diabetes Association. Mr. Bolton is 65. (2)



joined the Board of Teck Corporation in 1990. He graduated from McGill University (B.A. Sc.) with Honours in Geology in 1971 and a Master of Science degree in Economic Geology in 1976. In 1977 he received a Ph. D. degree in Economic Geology from Carleton University in Ottawa. Since founding Aur Resources in 1981, Dr. Gill has served as its President and CEO. He is also the Chairman and a Director of Thundermin Resources Inc., Compressario Corporation and a Director of the Mining Association of Canada. Dr. Gill is 54. (2), (6)



was elected a Director of Teck Cominco in 2002. He graduated from the University of Tokyo with a degree (B.A. Sc.) in Metallurgical Engineering. Mr. Hisatsune is a Vice-President and Director of Sumitomo Metal Mining America Inc., as well as a Director of several other companies which are subsidiaries of Sumitomo Metal Mining Co. Mr. Hisatsune is 55. (5)



joined the Board of Teck Cominco in June, 2003. He is a graduate of Rhodes University, SA (BA Law & Economics) and Bradford University, UK (MSc). Mr. Thompson was the CEO and Chairman of the Board of Gold Fields Ltd. from 1998 – 2002 and is currently the Chairman of the Board. He is also Chairman of the World Gold Council, a position he has held since June 2002. Mr. Thompson is 56. [2,5]



joined the Board of Teck Corporation in 1997. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. He has been involved with several BC based technology companies, including RSI Research Ltd. from 1989 to 1996. Mr. Keevil is currently the CEO of Pyramid Automation Ltd. Mr. Keevil is 40. [6]



joined the Board of Teck Corporation in 2000. He is a graduate of the University of Tokyo, Faculty of Law. Mr. Mochihara held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi Corporation from 1986 to 2000 when he joined Sumitomo Metal Mining. Mr. Mochihara is 58. [1]



was a member of the Board of Teck Corporation from 1961 to 2000. He joined the Board of Teck Cominco in 2001 as an Honorary Director. He is a graduate of the University of British Columbia (B.A.) and the Osgoode Hall Law School (honours). He was appointed to the Queen's Counsel in 1966. Baronetcy (England): Butler of Old Park. Sir Michael is 75.



joined the Board of Teck Corporation in 1989 and was a member of the Board of Cominco from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He has been a member of the law firm Lang Michener since 1969 and has served as Chair of the partnership, Chair of the executive committee and national managing partner. He taught "Law of Corporate Management" for over 12 years at Osgoode Hall Law School. He is a Director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre, and St. Andrew Goldfields Ltd. and is an Honorary Trustee of the Royal Ontario Museum. Mr. Seyffert is 63. [5]



joined the Board of Cominco in 1993. He was Chairman of the Independent Committee of the Board of Directors of Cominco, advising minority shareholders on the terms of the merger with Teck Corporation in 2001. He joined the Board of Teck Cominco in 2001 on the completion of the merger. He is a chartered accountant and from 1955-1990 he was a senior partner of Coopers & Lybrand. Active in community affairs, he has served on the boards of the B.C. Cancer Foundation, the B.C. Cancer Agency, the Canadian Cancer Agency, the TRIUMF Nuclear Research Facility at U.B.C., the Victoria Commonwealth Games Society and the University of Victoria. David was Chairman of Vista Gold Corporation from 1995-2001. He is a financial consultant and corporate Director. Mr. Sinclair is 74 [1,2,4]



joined the Board of Teck Corporation in 1981. He received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice-President Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981-1996. He is a member of the British Columbia and the Canadian Institutes of Chartered Accountants. Mr. Steeves is 71. [2,4]

(1) Member of the Executive Committee of the Board.
(2) Member of the Audit Committee of the Board.
(3) Member of the Compensation Committee of the Board.
(4) Member of the Pension Committee of the Board.
(5) Member of the Corporate Governance & Nominating Committee of the Board.
(6) Member of the Environment, Health & Safety Committee of the Board.
(7) Member of the Corporate Registrations Committee.

NORMAN B. KEEVIL
Chairman

DAVID A. THOMPSON
Deputy Chairman of the Board and Chief Executive Officer

ROBERT J. WRIGHT
Deputy Chairman of the Board and Lead Director

ROGER A. BRAIN
Senior Vice President, Marketing & Refining

DOUGLAS H. HORSWILL
Senior Vice President, Environment and Corporate Affairs

MICHAEL P. LIPKEWICH
Senior Vice President, Mining

JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer

MICHAEL J. ALLAN
Vice President, Engineering

JON A. COLLINS
Vice President, Exploration Business Development

FRED S. DALEY
Vice President, Exploration

MICHEL P. FILION
Vice President, Environment

GARY M. JONES
Vice President, Business Development

G. LEONARD MANUEL
Vice President and General Counsel

RICHARD A. MUNDIE
Vice President, Special Projects

PETER C. ROZEE
Vice President, Commercial and Legal Affairs

JAMES A. UTLEY
Vice President, Human Resources

JOHN F.H. THOMPSON
Chief Geoscientist

KAREN L. DUNFEE
Corporate Secretary

HOWARD C. CHU
Controller

LAWRENCE A. MACKWOOD
Treasurer

ANTHONY A. ZOOBKOFF
Assistant Secretary

Share Price on the Toronto Stock Exchange

2003	High	Low	Close	Volume
		Class A Shares		
Q1	$14.80	$11.50	$11.50	21,986
Q2	13.11	11.25	12.04	19,714
Q3	18.00	12.02	16.63	52,634
Q4	24.00	16.50	23.25	106,863
				201,197
		Class B Shares		
Q1	$13.15	$10.47	$11.14	38,441,836
Q2	11.50	10.10	11.05	37,268,427
Q3	15.24	10.80	14.41	56,890,555
Q4	22.22	14.45	21.93	73,633,488
				206,234,306

Stock Exchanges

The Class A Common and Class B Subordinate Voting Shares and Class B warrants are listed on the Toronto Stock Exchange. The convertible subordinated debentures are listed on the American Stock Exchange. The Inco exchangeable debentures are listed on the Toronto Stock Exchange.

Dividends, Class A & B Shares

Amount per Share	Payment Date
$0.10	June 30, 2003
$0.10	December 31, 2003

Common Shares Outstanding End of 2003

Class A	4,681,478
Class B	181,809,983

Number of Shareholders 7,135

Number of Employees 7,227

Annual Information Form

The company prepares an Annual Information Form (AIF) which is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of the AIF and Annual and Quarterly Reports are available on request or at the company's website, www.teckcominco.com.

Shareholder Relations

Karen L. Dunfee, Corporate Secretary
Tom Merinsky, Director, Investor Relations

Transfer Agents

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to the company's Registrar and Transfer Agent:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

CIBC Mellon Trust Company provides an Answerline Service for the convenience of shareholders:
Toll-free in Canada and the U.S.
1-800-387-0825
Outside Canada and the U.S.
(416) 643-5500
Email: inquiries@cibcmellon.com

Mellon Investor Services LLC
Class A and Class B shares
P.O. Box 3315
So. Hackensack, NJ
U.S.A. 07606

Connaught St. Michaels Ltd.
Class B Shares
P.O. Box 30, CSM House
Victoria Square, Luton
Bedfordshire, England
LU1 2P2

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

teckcominco

w w w . t e c k c o m i n c o . c o m

Teck Cominco Limited
600 - 200 Burrard Street
Vancouver, B.C
Canada V6C 3L9
Tel: 604.687.1117
Fax: 604.687.6100